EXHIBIT 2.4
Execution Version
ASSET PURCHASE AGREEMENT
dated as of November 19, 2004
by and between
DESERT PALACE, INC., as Seller
and
WIMAR TAHOE CORPORATION, as Buyer

i

EXHIBITS

Exhibit A	Deposit Escrow Agreement
Exhibit B	Form of Bill of Sale and Assignment
Exhibit C	Form of Assignment and Assumption Agreement—Assumed Contracts and Assumed Liabilities

Exhibit D	Form of Non-Foreign Affidavit
Exhibit E	Form of Confirmation of Transfer of Guest Items
Exhibit F	Form of Confirmation of Inventoried Vehicles
Exhibit G	Form of Confirmation of Transfer of Guest Baggage
Exhibit H-1	Form of Bill of Sale—Passenger/Delivery Vehicles
Exhibit H-2	Form of Bill of Sale—Yacht
Exhibit I	Form of License Agreement
Exhibit J	[Intentionally Omitted]
Exhibit K	Form of Assignment of Leases
Exhibit L	Title Commitment and the UCC-11 Search
Exhibit M	Survey Compliance Letter

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 19, 2004, by and among Desert Palace, Inc., a Nevada corporation (“Seller”), and Wimar Tahoe Corporation, a Nevada corporation (“Buyer”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 12.1 hereof.
     WHEREAS, Seller owns and operates the Property (commonly known as Caesars Tahoe);
     WHEREAS, Harrah’s Entertainment, Inc., a Delaware corporation (“Harrah’s”), and Caesars Entertainment, Inc., a Delaware Corporation (“Caesars”), which is the ultimate parent of Seller, have entered into an Agreement and Plan of Merger dated as of July 14, 2004, by and among Harrah’s, Harrah’s Operating Company, Inc., a Delaware corporation and a wholly owned Subsidiary of Harrah’s, and Caesars, as amended from time to time (the “Merger Agreement”), pursuant to which Harrah’s is acquiring Caesars;
     WHEREAS, the Board of Directors of Caesars believes that it is in the best interests of Caesars, its stockholders and Seller to sell Seller’s interest in the Property;
     WHEREAS, Buyer desires to purchase Seller’s interest in the Property, and assume certain Liabilities related to the operation of the Property, all on the terms and subject to the conditions set forth herein; and
     WHEREAS, pursuant to Article X of the Amended and Restated Net Lease Agreement, effective January 1, 2000 (the “Ground Lease”), by and between Park Cattle Co., a Nevada corporation (the “Landlord”) and Seller, until January 21, 2005 the transactions between Buyer and Seller contemplated by this Agreement are subject to the Landlord’s option to purchase the Purchased Assets from Seller, and, accordingly, this Agreement is subject to termination pursuant to Section 9.1(g) hereof if the Landlord exercises such option;
     NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:
ARTICLE I
PURCHASE AND SALE OF ASSETS
     Section 1.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to those certain rights and assets set forth below, but excluding the Excluded Assets and except as set forth on the Detailed Balance Sheet (the “Purchased Assets”):

     (a) the Property;
     (b) all items of the type designated to be transferred to Buyer on the Detailed Balance Sheet;
     (c) the Assumed Contracts;
     (d) the Acquired Personal Property;
     (e) the Transferred Intellectual Property;
     (f) the Books and Records;
     (g) the Assumed Software;
     (h) with respect to the Property, the Seller Permits, and pending applications therefor, to the extent transferable by Law;
     (i) all cash, cash equivalents, bank deposits, guest room or meeting facility deposits or similar cash items of Seller held at the Property as of the Closing;
     (j) the Seller Customer List;
     (k) Transferred Employee Records;
     (l) all rights of Seller under the Ground Lease;
     (m) the Yacht; and
     (n) all assets to which Buyer is entitled under the provisions of Article III hereof.
     Section 1.2 Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, Seller shall retain all of its right, title and interest in and to each and all of the following assets, except as may otherwise be set forth on the Detailed Balance Sheet (the “Excluded Assets”):
     (a) all items of the type designated to be retained by Seller on the Detailed Balance Sheet;
     (b) the Excluded Contracts;
     (c) any rights, claims, causes of action and credits (including all indemnities, warranties and similar rights) in favor of Seller or any of its Affiliates or Representatives to the extent relating to (i) any other Excluded Asset, (ii) any Excluded Liability, or (iii) the operation of the business at the Property prior to the Closing Date;
     (d) the corporate charter or other organizational documents, minute and stock books and records, corporate seals, Tax Returns (including supporting schedules) of Seller or any of its Affiliates;

     (e) all of its human resources and other employee-related files and records, other than the Transferred Employee Records;
     (f) all indebtedness or accounts payable owing from any Affiliate of Seller to Seller;
     (g) any refund, credit, claim or entitlement with respect to Taxes of Seller or its Affiliates, or with respect to the Purchased Assets, attributable to Tax periods (or portions thereof) ending on or before the Closing Date;
     (h) the Excluded Personal Property;
     (i) the Excluded Intellectual Property;
     (j) the Customer Database;
     (k) all data, files and other materials located on any storage device (including such data, files and/or materials located on personal computers and servers) located at the Property (other than the Books and Records and the Assumed Software);
     (l) all assets and properties of Seller neither used in connection with the business operated at the Property nor located at the Property or in the warehouse leased by Seller pursuant to the Lease with Prudential Carson Properties, including the Other Assets and the Other Property, and all assets and properties owned by Affiliates of Seller;
     (m) the Connection Card and player loyalty or rewards program of Caesars or its Affiliates; and
     (n) any assets set forth on Section 1.2 of the Seller Disclosure Letter.
     Section 1.3 Excluded Liabilities. Other than the Assumed Liabilities, Buyer is not, and shall not be deemed to be, assuming or taking the Purchased Assets subject to any obligations or liabilities of Seller or any of its Affiliates, of any kind or nature whatsoever, whether known or unknown, fixed or contingent, except as may be set forth on the Detailed Balance Sheet, including without limitation, (collectively, the “Excluded Liabilities”):
     (a) any Liability in respect of any Excluded Asset;
     (b) all Liabilities of the type designated to be retained by Seller on the Detailed Balance Sheet;
     (c) all Liabilities set forth on Section 1.3 of the Seller Disclosure Letter;
     (d) all indebtedness or accounts payable owing from Seller to any Affiliate of Seller;
     (e) all Pre-Closing Tax Liabilities;
     (f) all Pre-Closing Employee Liabilities;
     (g) all Liabilities of Seller pursuant to Article III hereof;

     (h) all Liabilities of Seller that (i) by their terms should have been performed on or prior to the close of business on the Closing Date, and/or (ii) arise from events or circumstances, including for claims, pending or threatened litigation, acts omissions, events or occurrences relating to the Purchased Assets, occurring on or prior to the close of business on the Closing Date, in each case, other than the Assumed Liabilities; and
     (i) all Liabilities, including without limitation Environmental Liabilities, under Environmental Laws relating to, resulting from, caused by or arising out of ownership, operation or control of the Property, arising before the Closing Date of which Seller has knowledge as of the Closing Date (by virtue of such Liabilities being disclosed in the Phase I Environmental Assessment or otherwise), including without limitation all Environmental Liabilities with respect to the Contamination at the UST site referred to in Section 7.18 hereof.
     Section 1.4 Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, as of the Closing Date, Buyer agrees to assume, satisfy, perform, pay, discharge and be solely responsible for, except as may be set forth on the Detailed Balance Sheet, each of the following Liabilities (the “Assumed Liabilities”):
     (a) all Liabilities of the type designated on the Detailed Balance Sheet as being assumed by Buyer;
     (b) all Liabilities relating to, or arising in respect of, (i) the Purchased Assets accruing, arising out of, or relating to events, occurrences, acts or omissions happening from and after the Closing Date and (ii) all Assumed Contracts which were not fully performed and were not required to have been so performed, prior to the Closing Date;
     (c) all Liabilities of Seller with respect to entertainment, hotel, dining and other reservations made by patrons relating to the Property from and after the Closing;
     (d) except as provided for in Section 7.9, all Liabilities for Taxes arising from and attributable to the ownership of any portion of the Property from and after the Closing Date;
     (e) (i) all Liabilities relating to Transferred Employees of Seller accruing from and after the Closing Date and (ii) all obligations and Liabilities relating to severance provided for in Section 7.4(c) hereof;
     (f) all Liabilities, including for claims, pending or threatened litigation, acts, omissions, events or occurrences relating to the Property, which occur or arise on or after the Closing Date;
     (g) all Liabilities, including without limitation Environmental Liabilities, under Environmental Laws relating to, resulting from, caused by or arising out of ownership, operation or control of the Property, whether arising before or after the Closing Date, including without limitation any Liability or relating to contamination or exposure to Hazardous Substances at or attributable to the Property; provided, however, that Seller shall retain liability for any such Liabilities arising before the Closing Date of which Seller has knowledge as of the Closing Date (by virtue of such Liabilities being disclosed in the Phase I Environmental Assessment or otherwise), including without limitation all Environmental Liabilities with respect to the Contamination at the UST site referred to in Section 7.18 hereof; and
     (h) to the extent lawfully transferable, all obligations, commitments and Liabilities under any Seller Permits assigned to Buyer pursuant to Section 1.1(h) hereof.
     Section 1.5 Retention and Removal of Excluded Assets.
     (a) Notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates may retain and use, at their own expense, archival copies of all of the Assumed Contracts and other documents or materials transferred hereunder (including, without limitation, the Affiliate Customer List, which Seller or its Affiliates will retain copies and the right to use in connection with their marketing and loyalty programs or otherwise, but excluding the Seller Customer List), in each case, which (i) are used in connection with Seller’s or its Affiliates’ businesses, other than the Property , (ii) Seller in good faith determines it is reasonably likely to need access to in connection with the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any suit, claim, action, proceeding or investigation against or by the Seller or any of its Affiliates pending or threatened as of the Closing Date; or (iii) Seller in good faith determines it is reasonably likely to need access to in connection with any filing, report, or investigation to or by any Governmental Authority.
     (b) All items located at the Property that constitute Excluded Assets may be removed on or prior to the Closing Date and within thirty (30) days after the Closing Date by Seller, its Affiliates, the owners of the Excluded Assets, or their respective Representatives, with the removing party making all repairs necessitated by such removal, but without any obligation on the part of Seller, its Affiliates, or any removing party to replace any item so removed. Seller hereby reserves unto itself and its Affiliates and the owners of the Excluded Assets, and their respective Representatives, a right of entry into the Property at reasonable times after the Closing Date and within such thirty (30) day period to effect such removal; provided, however that any such removal of Excluded Assets shall not unduly interfere with Buyer’s business operations at the Property. In the event any Excluded Assets are removed within the thirty (30) day period after the Closing Date, Seller shall provide Buyer prior notice and Buyer shall be permitted, at its discretion, to be present during such removal of the Excluded Assets. Seller recognizes that Buyer will be replacing the Excluded Software at the Property and that Buyer intends that its replacement software will be operational as of, or promptly after, the Closing Date. Seller agrees to cooperate reasonably with Buyer in (1) effecting the transition from Excluded Software to replacement software and (2) commencing and accomplishing this transition as promptly as practicable following the Closing Date and (3) within six months following the Closing Date, transferring to Buyer’s system the SDS Slot Management System and CMS System; provided that: (i) there shall be no interference with Seller’s operation of the Property before the Closing Date; (ii) there shall be no material interference with Buyer’s operation of the Property as of or after the Closing Date in effecting the transition (other than any such interference as may relate to Buyer’s actions or inactions, including failure to provide software); (iii) there shall be no cost or expense incurred by Seller or any of its Affiliates in connection with such cooperation, excepting, however, any costs associated with wages for Seller’s employees or agents who will be assisting in the process; and (iii) Seller shall not be required to reveal proprietary information to Buyer. Seller shall uninstall Excluded Software at the Property that is now installed on personal computers at the Property on or before the Closing Date or within thirty (30) days after the Closing Date. Buyer’s agreement pursuant to this Section 1.5(b) shall survive the Closing and shall be covered by Buyer’s indemnification obligations in Article X hereof and enforceable by Seller by any means available at Law or equity, including injunctive relief, which Buyer hereby agrees is an appropriate remedy. All risk of loss relative to any Excluded Assets that are located on the Property after the Closing Date shall remain with Seller. If Seller does not remove any of the Excluded Assets within six (6) months following the Closing Date, all such remaining Excluded Assets shall be deemed to be abandoned and Buyer may dispose of any such remaining Excluded Assets.
     Section 1.6 Assignability and Consents.
     (a) Notwithstanding anything to the contrary contained in this Agreement, if the sale, conveyance, assignment, attempted sale, conveyance, assignment or transfer to Buyer of any Contract (other than the Ground Lease) that is part of the Purchased Assets is, by its terms, nonassignable without the consent of a third party (other than an Affiliate of Seller, in which case Seller covenants and agrees to cause such Affiliate to render such consent) and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing Date (each, a “Non-Assignable Asset”), in either case, the Closing shall proceed, but the Closing shall not constitute the sale, conveyance, assignment, transfer or delivery of any such Non-Assignable Asset, and this Agreement shall not constitute a sale, conveyance, assignment, transfer or delivery of any such Non-Assignable Asset unless and until such authorization, approval, consent or waiver is obtained. After the Closing, Seller and Buyer shall use commercially reasonable efforts to obtain any such authorizations, approvals, consents or waivers related to the Non-Assignable Assets, and Buyer and Seller shall cooperate with each other in any arrangement commercially reasonable to provide that Buyer shall receive the interest of the Seller in the benefits under any such Non-Assignable Asset until such time as such third party consent, approval or waiver shall have been obtained, and each of Buyer and Seller shall cooperate with the other party in any such commercially reasonable arrangement, including performance by Seller as agent if commercially reasonable to the Seller, and, in such case, Buyer shall be liable to Seller in a fashion equivalent to what Buyer’s Liabilities would be under any such Non-Assignable Asset as if it were assigned. Seller shall promptly pay over to Buyer the amount of all payments received by it in respect of all of its Non-Assignable Assets. In complying with the foregoing, Seller shall not be required, in any manner, to waive, relinquish or forego any right or claim available to Seller with respect to such Non-Assignable Asset in order to provide such assignment, transfer or benefit.
     (b) Once authorization, approval or waiver of or consent for the sale, conveyance, assignment or transfer of any such Non-Assignable Asset is obtained, Seller shall convey, assign, transfer and deliver any such Non-Assignable Asset at no additional cost to Buyer, and such Non-Assignable Asset shall thereafter constitute a Purchased Asset. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall assume all Liabilities in respect of any Non-Assignable Asset if it is receiving the benefits thereof, but shall not assume any Liabilities in respect of any Non-Assignable Asset if it is not receiving the benefits thereof.
     (c) Subject to Section 1.5 hereof, Buyer understands and agrees that it is solely Buyer’s responsibility to obtain any and all Operating Agreements necessary to conduct business at the Property from and after the Closing Date, including, without limitation, replacement software license agreements for the software which will replace the Excluded Software. Subject to the terms and conditions hereof, Buyer shall be responsible for obtaining new licenses and permits for the operation of the Property. Except as set forth in Section 1.1(h) hereof, no licenses or permits will be transferred by Seller in connection with the sale of the Property. Buyer understands and agrees that the assignment of certain Contracts as contemplated hereunder may require the delivery by Buyer of certain deposits to the third parties that are party to such Contracts and that Buyer shall be responsible for the timely delivery of such deposits in accordance with requirements of such Contracts with such third parties.
ARTICLE II
PURCHASE PRICE AND DEPOSIT
     Section 2.1 Purchase Price. In consideration for the sale and transfer of the Purchased Assets, at the Closing, Buyer shall deliver or cause to be delivered by electronic transfer of immediately available funds to an account designated by Seller (A) Forty Five Million United States Dollars ($45,000,000), PLUS OR MINUS (B) the Working Capital Adjustment, if any, as provided for in Sections 2.4 and 2.5 hereof, PLUS OR MINUS (C) the adjustment as of the Closing Date, if any, pursuant to Article III hereof (collectively, the “Purchase Price”). At Closing, in lieu of the final full Working Capital Adjustment, the Purchase Price shall be calculated using the Initial Working Capital Adjustment as determined in accordance with Section 2.4 hereof, with subsequent final adjustment as provided for in Section 2.5(c) hereof.
     Section 2.2 Deposit.
     (a) On the date hereof, Buyer shall deposit Three Million Three Hundred Seventy Five Thousand United States Dollars ($3,375,000) (such amount, including the interest accrued thereon and any additional funds deposited by Buyer with the Escrow Agent pursuant to Section 4.1, the “Deposit”) with Stewart Title Guaranty Company, (the “Escrow Agent”) pursuant to an escrow agreement dated as of the date hereof and attached hereto as Exhibit A (the “Deposit Escrow Agreement”) executed and delivered by Seller, Buyer and the Escrow Agent. At the Closing, the Deposit shall be credited against the Purchase Price and the Deposit shall be promptly released and paid by the Escrow Agent to Seller pursuant to this Section 2.2(a) and the terms of the Deposit Escrow Agreement. Upon the termination of this Agreement, the Deposit shall be payable pursuant to Section 9.3 hereof, and thereafter shall be promptly released by the Escrow Agent to Buyer or Seller, as applicable, pursuant to Section 9.3 hereof and the terms of the Deposit Escrow Agreement.
     (b) Seller and Buyer agree to execute and be bound by such other reasonable and customary escrow instructions as may be necessary or reasonably required by the Escrow Agent or the parties hereto in order to consummate the purchase and sale contemplated herein, or otherwise to distribute and pay the funds held in escrow as provided in this Agreement and the Deposit Escrow Agreement; provided that such escrow instructions are consistent with the terms of this Agreement and the Deposit Escrow Agreement. In the event of any inconsistency between the terms and provisions of such supplemental escrow instructions and the terms and provisions of this Agreement, or any inconsistency between the terms and provisions of the Deposit Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between the parties hereto to the contrary which acknowledges this Section 2.2(b).
     Section 2.3 Allocation of Purchase Price. Buyer and Seller shall endeavor in good faith to agree on the allocation of the Purchase Price (as determined for federal income tax purposes, including any Assumed Liabilities that are required to be treated as part of the Purchase Price for federal income tax purposes) among the Purchased Assets (and any other assets that are considered to be acquired for federal income tax purposes) on or prior to the Closing Date in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (the “Purchase Price Allocation”). If Buyer and Seller have not agreed on the Purchase Price Allocation by the Closing Date, Buyer and Seller shall endeavor in good faith to resolve such disagreement as promptly as practicable following the Closing Date. If Buyer and Seller are unable to resolve such disagreement within thirty (30) days following the Closing Date, then any disputed matter(s) will be finally and conclusively resolved by an independent accounting firm of recognized national standing with no existing relationship with either party that is mutually selected by Buyer and Seller (the “Auditor”) as promptly as practicable, and such resolution(s) will be reflected on the Purchase Price Allocation. The fees and expenses of the Auditor shall be borne equally by Buyer and Seller. Buyer and Seller agree to (a) be bound by the Purchase Price Allocation, (b) act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including, without limitation, filing IRS Form 8594 (and any supplemental or amended Form 8594) with their United States federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (c) take no position and cause its Affiliates to take no position inconsistent with the Purchase Price Allocation for Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
     Section 2.4 Initial Working Capital Adjustment. At least five (5) business days prior to the Closing Date, Seller shall deliver to Buyer a statement of Working Capital of Seller substantially in the form of the Detailed Balance Sheet (the “Pre-Closing Working Capital Statement”). The Pre-Closing Working Capital Statement shall be prepared on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Detailed Balance Sheet. The Pre-Closing Working Capital Statement will contain a good faith estimate of the amount of Working Capital of Seller on the Closing Date (the “Pre-Closing Working Capital”). Seller and Buyer each shall bear its own expenses in the preparation and review of the Pre-Closing Working Capital Statement. The “Initial Working Capital Adjustment” (which may be a positive or negative number) shall equal the Pre-Closing Working Capital. On or about the Closing Date Seller shall conduct a cash count and a drop of approximately 10 percent of the gaming device “hoppers” and Seller shall provide reasonable advance notice to Buyer thereof and a Representative of Buyer may, subject to applicable Gaming Laws, if any, be present to observe such cash count and hopper drop if it so elects. Such cash count and hopper drop (with the drop for 100 percent of such hoppers being derived from such 10 percent drop) shall be used in the preparation of the Working Capital Statement.
     Section 2.5 Final Working Capital Adjustment.

     (a) As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement of Working Capital of Seller substantially in the form of the Pre-Closing Working Capital Statement and the Detailed Balance Sheet (the “Working Capital Statement”). The Working Capital Statement shall be prepared on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Detailed Balance Sheet. The Working Capital Statement will contain the amount of Working Capital of Seller as of the Closing Date (the “Closing Date Working Capital”). Notwithstanding any provision of this Agreement to the contrary, Buyer shall provide reasonable advance notice to Seller of any cash counts and physical inventories that will be taken for preparation of the Working Capital Statement and, subject to applicable Gaming Laws, if any, a Representative of Seller may be present to observe such cash counts and physical inventories if it so elects. Seller and Buyer each shall bear its own expenses in the preparation and review of the Working Capital Statement. Subject to applicable Law, Seller will provide Buyer reasonable access to any of Seller’s records not otherwise available to Buyer as a result of the transactions contemplated by this Agreement, to the extent reasonably related to the preparation of the Working Capital Statement and the calculation of Closing Date Working Capital.
     (b) Notwithstanding any provision in this Article II, in preparing the Working Capital Statement, the following provisions shall be observed.
          (i) As of the Closing, all real and personal property Taxes related to the Purchased Assets for Tax periods beginning before and ending after the Closing Date shall be prorated separately on a per diem basis as of the Closing Date using the latest available rates and assessments, and Seller shall be responsible for Seller’s proportionate share of its property Taxes (which shall be determined on a per diem basis from the beginning of the relevant Tax period through the day prior to Closing), provided, however, that with the exception of the Pre-Closing Tax Liabilities and subject to Buyer’s indemnity rights under Article X, all Taxes becoming a Lien on any of the Purchased Assets of Seller on or after the Closing Date or which become due and payable on or after the Closing Date shall be paid solely by Buyer.
          (ii) Utility (which shall include water, gas, electric, sewer, fuel and the like) meters will be read, to the extent that the utility company will do so, during the daylight hours on the Closing Date (or as near as practicable prior thereto), with charges to that time paid by Seller and charges thereafter paid by Buyer. Charges for utilities which are un-metered, or the meters for which have not been read on the Closing Date, will be prorated between Buyer and Seller as of the Transfer Time.
     (c) If Seller shall disagree with the calculation of Closing Date Working Capital or any element of the Working Capital Statement relevant thereto, it shall, within ten (10) business days after its receipt of the Working Capital Statement, notify Buyer of such disagreement in writing, setting forth in detail the particulars of such disagreement. In connection therewith and subject to applicable Law, Buyer will provide Seller reasonable access to any of Buyer’s and the Property’s records not otherwise available to Seller as a result of the transactions contemplated by this Agreement, to the extent reasonably related to Seller’s review of the Working Capital Statement and the calculation of Closing Date Working Capital. In the event that Seller does not provide such notice of disagreement within such ten (10) business day period, Seller shall be deemed to have accepted the Working Capital Statement and the calculation of the Closing Date Working Capital delivered by Buyer, which shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Seller under any provision hereof, including Article X hereof. In the event any such notice of disagreement is timely provided, Buyer and Seller, in conjunction with their respective independent accounting firms, shall use reasonable best efforts for a period of ten (10) business days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of Closing Date Working Capital. If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable whether the Working Capital Statement was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disagreements submitted to the Auditor, whether and to what extent (if any) Closing Date Working Capital requires adjustment. The Auditor shall promptly deliver to Buyer and Seller its determination in writing, which determination shall be made subject to the definitions and principles set forth in this Agreement, and shall be (i) consistent with either the position of Seller or Buyer or (ii) between the positions of Seller and Buyer. The fees and expenses of the Auditor shall be paid one-half by Buyer and one-half by Seller. The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Buyer or Seller under any provision hereof, including Article X. The date on which Closing Date Working Capital is finally determined in accordance with this Section 2.5 is hereinafter referred to as the “Determination Date.”
     (d) Within ten (10) business days of the Determination Date, the amount (which may be a positive or negative number) equal to (i) the Closing Date Working Capital MINUS (ii) the Pre-Closing Working Capital (the “Final Working Capital Adjustment”) shall be paid in cash by wire transfer of immediately available funds from Buyer to Seller (if the Final Working Capital Adjustment is a positive amount), or from Seller to Buyer (if the Final Working Capital Adjustment is a negative amount).
ARTICLE III
ADJUSTMENTS
     Section 3.1 Room Cleaning. The guest rooms at the hotel that are occupied by guests on the night immediately preceding the Closing Date will be cleaned in the Ordinary Course of Business by appropriate housekeeping staff on the Closing Date, and Buyer shall receive a credit of Fourteen United States Dollars and Fifty Cents ($14.50) for each occupied room so cleaned.
ARTICLE IV
CLOSING
     Section 4.1 Closing. Unless this Agreement is earlier terminated pursuant to Article IX hereof, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Purchased Assets (the “Closing”), shall take place on the third business day following satisfaction or waiver of the conditions set forth in Article VIII hereof (other than those conditions to be satisfied or waived at the Closing), at 9:00 a.m., Las Vegas time, at the Property, unless another time and place are agreed to by the parties (the “Closing Date”), provided however, that in the event Buyer has not obtained all required Gaming Approvals and all the other conditions set forth in Article VIII hereof (other than the condition set forth in Section 8.1(b) hereof) have been satisfied or waived, the Closing shall take place on the third business day following the later of (x) Buyer’s receipt of the Gaming Approvals and (y) the satisfaction of the condition set forth in Section 8.1(b) hereof, subject to Buyer’s and Seller’s right to terminate this Agreement pursuant to Section 9.1 hereof; provided, further, that the Closing Date shall not be after May 19, 2005 (the “Scheduled Closing Date”), unless (i) Buyer deposits with the Escrow Agent an additional Two Million Two Hundred Fifty Thousand United States Dollars ($2,250,000) (which amount shall be included in the Deposit for all purposes of this Agreement), in which case the Scheduled Closing Date shall be extended to the earlier of (A) two (2) business days after the later of (x) Buyer’s receipt of the Gaming Approvals and (y) the satisfaction of the condition set forth in Section 8.1(b) hereof, or (B) August 19, 2005 (the “Extended Scheduled Closing Date”). Notwithstanding the foregoing, for the purposes of the Working Capital Adjustment and prorations contemplated hereby, the Closing shall be deemed to occur at the Transfer Time.
     Section 4.2 Deliveries at Closing. The following documents will be executed and delivered, as applicable, by the Buyer or Seller at or prior to the Closing:
     (a) Bill of Sale and Assignment. Seller shall execute and deliver to Buyer, and Buyer shall execute an acceptance of, a Bill of Sale and Assignment in the form attached as Exhibit B, which form may be modified to the extent required by local Law, conveying to Buyer (i) the Property; (ii) Acquired Personal Property, (iii) the Transferred Intellectual Property, (iv) the Books and Records, (v) any Seller Permits, and pending applications thereof, to the extent transferable by Law, and (vi) all cash, cash equivalents, bank deposits or similar cash items of Seller held at the Property as of the Closing, but excluding the Excluded Assets. In addition, Seller shall cause CS3 to execute and deliver to Buyer, and Buyer shall execute an acceptance of, a Bill of Sale and Assignment conveying to Buyer the CS3 Assets.
     (b) Assumed Contracts; Assumed Liabilities. Buyer and Seller shall execute and deliver a Assignment and Assumption Agreement – Assumed Contracts and Assumed Liabilities in the form attached as Exhibit C, which form may be modified to the extent required by local Law, to transfer the Assumed Liabilities, Assumed Contracts and Assumed Software to Buyer, and Buyer agrees to execute and deliver such other assumption agreements or other documents reasonably required by any Person (and reasonably acceptable to Buyer) to effectuate the assumption of the Assumed Liabilities applicable to the Property and the Purchased Assets.
     (c) Purchase Price. Buyer shall deliver or cause to be delivered to Seller cash in the amount of the Purchase Price (less the amount of the Deposit) pursuant to Section 2.1 hereof.
     (d) Closing Escrow Agreement. If either Buyer or Seller so requests, Buyer, Seller and the Escrow Agent shall execute and deliver, not later than two (2) business days prior to the Closing, a closing escrow agreement (in form and substance reasonably acceptable to Buyer,

Seller and the Escrow Agent), providing for the appointment and responsibilities of such escrow agent with respect to implementation of the Closing.
     (e) Buyer Certificates. Buyer shall deliver to Seller the certificates required by Sections 8.3(b) and (c) hereof.
     (f) Seller Certificates. Seller shall deliver to Buyer the certificates required by Sections 8.2(a) and (b) hereof.
     (g) Customer List. Seller shall deliver to Buyer the Seller Customer List and the Affiliate Customer List (collectively, the “Transferred Customer Lists”), which shall be in the format and contain the information set forth on Section 4.2(g) of the Seller Disclosure Letter.
     (h) Non-Foreign Affidavit. Seller (or the appropriate Affiliate of Seller) shall execute and deliver a Non-Foreign Affidavit in the form attached as Exhibit D.
     (i) Transfer of Guest Safe Deposit Items. Buyer and Seller shall confirm the transfer of guest safe deposit box contents and the contents of the main safe controlled by Seller belonging to guests of the Property (excluding safes located in guest rooms) by executing and delivering a Confirmation of Transfer of Guest Items in the form attached as Exhibit E, which form may be modified to the extent required by local Law.
     (j) Transfer of Inventoried Vehicles. Buyer and Seller shall confirm the transfer of Inventoried Vehicles by executing and delivering a Confirmation of Transfer of Inventoried Vehicles in the form attached as Exhibit F, which form may be modified to the extent required by local Law.
     (k) Transfer of Guest Baggage. Buyer and Seller shall confirm the transfer of guest baggage entrusted to Seller by executing and delivering a Confirmation of Transfer of Guest Baggage in the form attached as Exhibit G, which form may be modified to the extent required by local Law.
     (l) Vehicle Titles. Seller shall execute and deliver to Buyer (i) certificates of titles, endorsed for transfer to Buyer, for its Passenger/Delivery Vehicles along with a Bill of Sale—Passenger/Delivery Vehicles therefor in the form attached as Exhibit H-1 and (ii) the Certificate of Documentation along with a Bill of Sale – Yacht therefor in the form attached as Exhibit H-2, which forms may be modified to the extent required by local Law.
     (m) License Agreement. Seller and Buyer shall execute and deliver the form of license agreement attached hereto as Exhibit I (the “License Agreement”) for the transitional use of the Intellectual Property set forth therein.
     (n) Assignment of Lease. Seller and Buyer shall each execute and deliver an Assignment of Leases with respect to the Leases in the form attached hereto as Exhibit K, which form may be modified to the extent required by local Law.
     (o) Consents. Seller shall deliver to Buyer all executed consents and approvals (in form and substance reasonably acceptable to Buyer) that are required by third parties relative to any assignment or change of control provisions in any of the Material Assumed Contracts listed on Section 4.2(o) of the Seller Disclosure Letter (“Consents”).
     (p) Reservations/Gift Certificates. Seller shall deliver to Buyer a schedule (which may be in electronic form) of (i) all reservations and other agreements required to be honored by Buyer pursuant to Section 7.11(a) hereof and (ii) all outstanding gift certificates, the Liability therefor which is to be transferred to Buyer.
     (q) Other Documents. Each party shall deliver any other documents, instruments or agreements which are reasonably requested by the other party that are reasonably necessary to consummate the transactions contemplated hereby and have not previously been delivered.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer with respect to the Purchased Assets and the Assumed Liabilities, except as set forth herein and in the Disclosure Letter delivered by Seller to Buyer on the date of this Agreement (the “Seller Disclosure Letter”), as follows (it being agreed and understood by the parties hereto that, notwithstanding anything else contained in this Agreement, with the exception of the representations and warranties contained in Sections 5.1 and 5.2 hereof, Seller is making representations or warranties only with respect to the Purchased Assets and the Assumed Liabilities and is making no representations or warranties with respect to the Other Assets or the Other Property):
     Section 5.1 Organization of Seller. Seller is duly organized and validly existing under the laws of its state of incorporation and has all requisite power and authority to carry on its business as now being conducted. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Property Material Adverse Effect. Except as listed on Section 5.1 of the Seller Disclosure Letter, Seller does not have any Subsidiaries.
     Section 5.2 Authority; No Conflict; Required Filings and Consents.
     (a) Seller has all requisite power and authority to enter into this Agreement and to consummate the transactions to which it is a party that are contemplated by this Agreement. The execution and delivery of this Agreement and the other agreements contemplated hereby by Seller and the consummation by it of the transactions to which it is a party that are contemplated by this Agreement and the other agreements contemplated hereby have been duly authorized by all necessary action on the part of Seller. Each of this Agreement and the other agreements contemplated hereby have been, or will be prior to Closing, as applicable, duly executed and delivered by Seller, and assuming this Agreement and the other agreements contemplated hereby constitute, or will constitute prior to Closing, as applicable, the valid and binding obligation of the other parties hereto, constitute, or will constitute prior to Closing, as applicable, the valid and binding obligation of Seller, enforceable against Seller in accordance with their terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.
     (b) The execution and delivery of this Agreement by Seller does not, and the consummation by Seller of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organization documents of Seller, (ii) result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any material bond, mortgage, indenture, Material Assumed Contract, Lease, or other material Contract or obligation to which the Seller is a party or by which Seller may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.2(c) hereof, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate, or modify, in each case in any material respect, any material permit, concession, franchise, license, judgment, or Law applicable to Seller.
     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission, Gaming Authority or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions to which it is a party that are contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) any approvals or filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property owned and operated by Seller, (iv) such other material filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Seller conducts any business or owns any assets, and (v) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Buyer or any of its Subsidiaries, Affiliates or key employees (including, without limitation, under the Gaming Laws).
     Section 5.3 Financial Statements. Section 5.3 of the Seller Disclosure Letter contains a true and complete copy of (i) the unaudited balance sheets, statements of income, cash flow statements and all other financial information relating to the business operated at the Property for the twelve (12) month periods ending December 31, 2002 and December 31, 2003, and (ii) unaudited balance sheets and the related statement of income (but not to include statement of cash flow) for the nine months ended September 30, 2004 (collectively, the “Financial Information”). Except as noted therein and except for normal period-end adjustments and the lack of footnotes, the Financial Information was prepared in accordance with generally accepted accounting principles in effect at the time of such preparation applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements) and fairly presented in all material respects the consolidated financial position of the Property as of such date, subject to normally recurring year-end audit adjustments.

Notwithstanding the foregoing, Buyer acknowledges that such Financial Information was prepared by Seller or its Affiliates for internal purposes, reflects allocation of some but not necessarily all costs incurred by Affiliates of Seller for its benefit, and that no representation or warranty is made that Buyer will be able to operate the Property for the costs reflected in the Financial Information.
     Section 5.4 No Undisclosed Liabilities. Except for (i) Liabilities reflected or reserved against in the Financial Information, (ii) Excluded Liabilities, and (iii) Liabilities incurred in the Ordinary Course of Business, Seller has no material Liabilities with respect to the Property.
     Section 5.5 Leased Property
     (a) Section 5.5(a) of the Seller Disclosure Letter contains a complete and accurate list of all real property leased by Seller (the “Leased Property”). Seller does not own any real property.
     (b) Seller has a valid leasehold interest in the Leased Property, subject to the Permitted Encumbrances.
     (c) True and correct copies of the documents under which the Leased Property is leased or operated (together with all amendments and modification thereof, the “Lease Documents”) have been delivered to Buyer. The Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, for the use and occupancy of the property leased under the Lease Documents by Seller. Neither Seller, nor to the knowledge of the Seller, any landlord or other party, is in default under the material Lease Documents, and, to the knowledge of Seller, no defaults (whether or not subsequently cured) by Seller or any landlord or other party have been alleged thereunder.
     (d) Except as disclosed in written materials provided or made available on the electronic data site to which the Buyer has been given access, to the knowledge of Seller, (i) the Leased Property is not in violation of any applicable Laws, except for such violations which, individually or in the aggregate, would not adversely affect in any material respects Seller’s current or Seller’s future intended use of the Leased Property; and (ii) there are no material defects in the physical condition of the Leased Property or the improvements located on the Leased Property.
     (e) Seller has not received written notice of, nor does Seller have any knowledge of, any Legal Proceeding pending (and, to the knowledge of Seller, threatened) relating to the Leased Property or the interests of Seller therein, which would be reasonably likely to interfere in any material respects with the use, ownership, improvement, development and/or operation of the Leased Property.
     (f) As of the date hereof, with the exception of the Lease Documents themselves, there are no Contracts or other Liabilities outstanding relative to the material encumbrance, lease, sublease or transfer of the Leased Property.

     Section 5.6 Intellectual Property. With the exception of the Excluded Intellectual Property, Section 5.6 of the Seller Disclosure Letter lists all (i) trademark and service mark registrations and applications and web domain urls that are included in the Transferred Intellectual Property and (ii) trademark, service mark and trade name license agreements which are included in the Transferred Intellectual Property. To Seller’s knowledge, Seller owns or possesses adequate and enforceable rights to use the Transferred Intellectual Property as set forth on Section 5.6 of the Seller Disclosure Letter.
     Section 5.7 Agreements, Contracts and Commitments. True and correct copies of the Assumed Contracts (other than purchase orders entered into in the Ordinary Course of Business) have been made available to Buyer and a list of such Assumed Contracts is included in Section 12.1(a) of the Seller Disclosure Letter and (i) each Material Assumed Contract is valid and binding upon Seller (and, to Seller’s knowledge, on all other parties thereto), in accordance with its terms and is in full force and effect, (ii) there is no material breach or violation of or default by Seller under any of the Material Assumed Contracts, whether or not such breach, violation or default has been waived, (iii) to Seller’s knowledge there is no material breach or violation of or default by any other Person under any of the Material Assumed Contracts, (iv) no event has occurred with respect to Seller, which, with notice or lapse of time or both, would constitute a material breach, violation or default of, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a material Lien, prepayment or acceleration under, any of its any of its Material Assumed Contracts.
     Section 5.8 Litigation; Orders.
     (a) There are no pending material Legal Proceedings that have been commenced by or against Seller or that otherwise relate to or may affect the business operated at the Property or any of the Purchased Assets. To the knowledge of Seller, (i) no such material Legal Proceeding has been threatened, and (ii) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Legal Proceeding.
     (b) There is no material Order to which Seller or any of the Purchased Assets owned, leased or used by it, is subject, and Seller is not subject to any material Order that relates to the business of, or any of the Purchased Assets owned, leased or used by it. To the knowledge of Seller, no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any material Order to which Seller or any of the Purchased Assets owned or used by it, is subject.
     Section 5.9 Environmental Matters. Except as set forth in Section 5.9 of the Seller Disclosure Letter:
     (a) To Seller’s knowledge, with respect to the Property, Seller is, and at all times has been, in material compliance with, and has not been and is not in violation of or liable under, any Environmental Law.
     (b) Seller has not received any actual or threatened Order, citation, directive, inquiry, notice, summons warning or other communication from (i) any Governmental Entity or private citizen acting in the public interest with respect to the Property, or (ii) the current or prior owner or operator of any portion of the Property, of any alleged, actual or potential violation or failure to comply with any Environmental Law, of any alleged, actual or potential Environmental Condition, or of any actual or threatened obligation to undertake or bear the cost of any Environmental Liability with respect to any portion of the Property.
     (c) There are no pending or, to the knowledge of Seller, claims threatened in writing, Legal Proceedings, Encumbrances, or other restrictions of any nature, resulting from any Environmental Condition or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Property.
     (d) To Seller’s knowledge, there are no Hazardous Substances, except as may be in material compliance with all applicable Environmental Laws, present on, in or at the Property, including any Hazardous Substances contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Property. To Seller’s knowledge, Seller has not permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Property, except as may have been in material compliance with all applicable Environmental Laws.
     (e) To the knowledge of Seller, there has been no Release or threat of Release, of any Hazardous Substances at or from the Property or at any other locations where any Hazardous Substances were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Property, except for those that do not and would not be reasonably likely to involve a cost of remediation or fines or penalties in excess of $10,000.
     (f) Seller has delivered to Buyer (to the extent available to Seller) true and complete copies of all Phase I environmental assessments and results of any material reports, studies, analyses, tests, or monitoring possessed or initiated by Seller (or otherwise in the possession or control of Seller) pertaining to Hazardous Substances, Environmental Conditions or Hazardous Activities in, on, or under the Property, or concerning compliance by Seller, with Environmental Laws. Seller shall provide Buyer, within thirty (30) days of the date hereof, a copy of the written Phase I environmental assessment performed by Environ Corporation that was commissioned by Seller with respect to the Property (the “Phase I Environmental Assessment”).
     Section 5.10 Permits; Compliance with Laws.
     (a) Seller and, to Seller’s knowledge, each of its directors, officers, Persons performing management functions similar to officers hold all material permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws), necessary to conduct the business and operations conducted at the Property, each of which is in full force and effect in all material respects (the “Seller Permits”) and, to Seller’s knowledge, no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Seller Permit that currently is in effect. Seller, and to Seller’s knowledge, each of its directors, officers, key employees and Persons performing management functions similar to officers, in each case whose position is related to the Property, are in compliance in all material respects with the terms of the Seller Permits. To Seller’s knowledge, the businesses conducted by Seller at the Property are not being conducted in material violation of any applicable Law of any Governmental Entity (including, without limitation, any Gaming Laws). Seller has not received a notice of any material investigation or review by any Governmental Entity with respect to Seller or the Property that is pending, and, to the knowledge of the Seller, no material investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same.
     (b) Neither Seller nor, to Seller’s knowledge, any of its directors, officers, key employees or Persons performing management functions similar to officers, in each case whose position is related to the Property, has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any Gaming Laws related to actions or inactions at the Property which did or would be reasonably likely to result in fines or penalties of $50,000 or more. To Seller’s knowledge, there are no facts, which if known to the Gaming Authorities will or would be reasonably likely to result in the revocation, limitation or suspension of any Gaming Approval.
     Section 5.11 Labor Matters. Seller has provided or made available to Buyer a list setting forth, as of a date not more than ten (10) days prior to the date hereof, the following information for each Property Employee, including each employee on leave of absence or layoff status: name, job title (or positions held), date of hire, the current annual base salary (or hourly rate) and most recent bonus paid, any change in compensation since June 1, 2003, and vacation accrued. As of the date hereof, Seller is a party to the collective bargaining agreement listed on Section 5.11 of the Seller Disclosure Letter (the “Collective Bargaining Agreement”). To the knowledge of Seller, there are no activities or proceedings of any labor union to organize any non-unionized Property Employees. There are no unfair labor practice charges, complaints or petitions for elections or other Legal Proceedings or Orders pending against Seller before the National Labor Relations Board, or any similar labor relations governmental bodies, or, of which Seller has received notice, and there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Seller, threat thereof, by or with respect to any Property Employees.
     Section 5.12 Employee Benefits.
     (a) Section 5.12 of the Seller Disclosure Letter sets forth an accurate and complete list of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (iii) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, commitments and/or practices (whether or not insured) for employees of Seller at the Property (the “Property Employees”) (all of the foregoing plans, programs, arrangements, commitments, practices and Contracts referred to in (i), (ii) and (iii) above are referred to, the “Seller Benefit Plans”).

     (b) True and complete copies of the Seller Benefit Plans (which shall include (i) all plan descriptions and summary plan descriptions for which Seller is required to prepare, file and distribute plan descriptions and summary plan descriptions, (ii) all summaries and descriptions furnished to participants and beneficiaries for which a plan description or summary plan description is not required, and (iii) all insurance policies purchased by or to provide benefits under any Seller Benefit Plans,) have been made available by Seller to Buyer.
     Section 5.13 Brokers. Except for CB Richard Ellis (the “Broker”), neither Seller nor any of its Representatives have employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Seller shall be solely obligated to pay Broker any and all fees, commissions and finder fees in connection with this transaction and Seller agrees to indemnify, defend and hold the Buyer free and harmless from and against any and all loss liability, cost damage and expense, including without limitation, reasonable attorneys’ fees in connection with any such fees owed to the Broker. The provisions of this Section 5.13 shall survive the Closing or earlier termination of this Agreement.
     Section 5.14 Insurance. The insurance policies maintained by Seller or its Affiliates in respect of the Property insure against risks and liabilities customary in the industry.
     Section 5.15 Personal Property. Except for Permitted Encumbrances, Seller has good and valid title to, or an adequate leasehold interest in, or other legal right to, all material tangible personal property necessary to conduct its business as presently conducted, excluding the Excluded Personal Property and except for the CS3 Assets, which are addressed in Sections 7.8(d) and 5.16. Notwithstanding anything contained in this Section 5.15, the representations contained herein do not concern Leased Property or Intellectual Property, which are the subject of the representations in Sections 5.5 and 5.6 hereof, respectively.
     Section 5.16 Other Property. Except for Permitted Encumbrances, Seller holds the Yacht free and clear of all Liens. Except for those Permitted Encumbrances set forth in clauses (ii), (iv), (v), (vi) and (viii) of the definition of Permitted Encumbrances, if any, as of the Closing Date CS3 will hold the CS3 Assets free and clear of all Liens.
     Section 5.17 Condemnation Proceedings. There are no pending or, to Seller’s knowledge, threatened judicial proceedings seeking to condemn the Property. Seller has not entered into any agreement in lieu of condemnation therefor.
     Section 5.18 Computer Software. Section 5.17 of the Seller Disclosure Letter sets forth a true and correct list of all material computer software used at the Property by Seller that is intended to continue to be available for use by Buyer following Closing (“Assumed Software”).

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to Seller, except as set forth herein and in the Disclosure Letter delivered by Buyer to Seller on the date of this Agreement (the “Buyer Disclosure Letter”), as follows:
     Section 6.1 Organization. Buyer is duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business as now being conducted. Buyer is, in all material respects, duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Buyer Material Adverse Effect.
     Section 6.2 Authority; No Conflict; Required Filings and Consents.
     (a) Buyer has all requisite corporate power and authority to enter into this Agreement and the other agreements contemplated herby and to consummate the transactions contemplated by this Agreement and the other agreements contemplated hereby. The execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation by Buyer of the transactions to which it is a party that are contemplated by this Agreement and the other agreements contemplated hereby by Buyer have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement and the other agreements contemplated hereby have been, or will be at Closing, as applicable, duly executed and delivered by Buyer and constitute, or will constitute at Closing, as applicable, the valid and binding obligation of Buyer, enforceable against Buyer in accordance with their terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.
     (b) The execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the transactions to which it is a party that are contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation, bylaw or other organizational document of Buyer, (ii) result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any material bond, mortgage, indenture, lease, or other material Contract or obligation to which Buyer is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 6.2(c) hereof, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate, or modify, in each case in any material respect, any material permit, concession, franchise, license, judgment, or Law applicable to Buyer or any of its properties or assets.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) any approvals or filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property, (iv) such other material filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, and (v) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by Seller or its Subsidiaries, Affiliates or key employees (including, without limitation, under the Gaming Laws).
     Section 6.3 Brokers. Except for Libra Securities (the “Advisor”), neither Buyer nor any of its Representatives have employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Buyer shall be solely obligated to pay the Advisor any and all fees, commissions and finder fees in connection with this transaction and Buyer agrees to indemnify, defend and hold Seller free and harmless from and against any and all loss liability, cost damage and expense, including without limitation, reasonable attorneys’ fees in connection with any such fees owed to the Broker. The provisions of this Section 6.3 shall survive the Closing or earlier termination of this Agreement.
     Section 6.4 Financing. Buyer has as of the date hereof and will have available on the Closing Date sufficient funds to enable Buyer to pay the Purchase Price, and all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement. Buyer is, and at all times prior to Closing shall be, solvent.
     Section 6.5 Licensability of Principals. Neither Buyer nor any of its Representatives or Affiliates has ever been denied, or had revoked, a gaming license by a Governmental Entity or Gaming Authority. Buyer and each of its Representatives and Affiliates is in good standing in each of the jurisdictions in which Buyer or any of its Affiliates owns or operates gaming facilities. To Buyer’s knowledge, there are no facts, which if known to the Gaming Authorities, would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a Gaming Approval or (b) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for acquisition of a Gaming Approval for the consummation of this Agreement.
     Section 6.6 Compliance with Gaming Laws.
     (a) Buyer, and each of its directors, officers, key employees and Persons performing management functions similar to officers hold all material Gaming Approvals necessary to conduct the business and operations of Buyer, each of which is in full force and effect in all material respects (the “Buyer Permits”) and, to Buyer’s knowledge, no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-

renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect. Buyer, and to its knowledge, each of its directors, officers, key employees and Persons performing management functions similar to officers are in compliance, in all material respects, with the terms of the Buyer Permits. Buyer has not received notice of any material investigation or review by any Gaming Authority with respect to Buyer or any of its Affiliates that is pending, and, to the knowledge of Buyer, no material investigation or review is threatened, nor has any Gaming Authority indicated any intention to conduct the same.
     (b) Neither Buyer, nor any director, officer, key employee or partner of Buyer or their Affiliates has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any Gaming Laws which did or would be reasonably likely to result in fines or penalties of $50,000 or more. To the knowledge of Buyer, there are no facts, which if known to the Gaming Authorities will or could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval, or any of their officers, directors, key employees or Persons performing management functions similar to an officer under any Gaming Laws. Neither Buyer nor any officer, director, key employee or Person performing management function similar to an officer of Buyer or their Affiliates, has suffered a suspension or revocation of any Buyer Permit.
     Section 6.7 Waiver of Buyer’s Ability to Terminate Based Upon Due Diligence Investigation. Buyer acknowledges that it is familiar with the Property and has had the opportunity, directly or through its Representatives or other representatives to inspect the Property and conduct due diligence activities. Without limitation of the foregoing, Buyer acknowledges that the Purchase Price has been negotiated based on Buyer’s express agreement that there would be no contingencies (financial or otherwise) to Closing other than the conditions set forth in Article VIII hereof and that Buyer is purchasing the Property on an “As Is, Where Is” basis as set forth in Section 11.1 hereof. Further, without limiting any representation, warranty or covenant of Seller expressly set forth herein, and subject to Section 7.5 hereof, Buyer acknowledges that it has waived and hereby waives as a condition to Closing any further due diligence reviews, inspections or examinations with respect to the Property, including, without limitation, with respect to engineering, environmental, title, survey, financial, operational, regulatory and legal compliance matters.
     Section 6.8 Litigation. There are no actions, claims, suits or proceedings pending or, to Buyer’s knowledge, threatened against Buyer before any Governmental Entity, which, if determined adversely, could prevent or materially delay Buyer from completing any of the transactions contemplated by this Agreement.
     Section 6.9 Right of First Refusal. Buyer acknowledges that it has received and reviewed the Ground Lease and is aware that Landlord has an option for sixty (60) days following the date hereof to purchase the Purchased Assets pursuant to the terms of the Ground Lease, and, accordingly, in the event Landlord exercises this option, this Agreement shall terminate pursuant to Section 9.1(g) hereof.

ARTICLE VII
COVENANTS
     Section 7.1 Conduct of Business of Seller.
     (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the limitations set forth below, Seller shall (except to the extent that Buyer shall otherwise consent in writing, which consent may not be unreasonably withheld), with respect to the Purchased Assets only, carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its Liabilities and Taxes when due (subject to good faith disputes over such debts or Taxes), and, to the extent consistent with the operation of the Purchased Assets in the Ordinary Course of Business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as disclosed on Section 7.1 of the Seller Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of Buyer (which consent shall not be unreasonably withheld), Seller agrees, only as it relates to the Purchased Assets, that it shall not:
          (i) sell, pledge, lease, dispose of, grant, encumber or otherwise authorize the sale, pledge, disposition, grant or Encumbrance of the Purchased Assets except for (1) sales of current assets in the Ordinary Course of Business in connection with operation of the Property, (2) sales of equipment and other non-current assets in the Ordinary Course of Business in connection with operation of the Property in an amount not to exceed individually or in the aggregate the amounts set forth on Section 7.1(a)(i)(1) of each Seller Disclosure Letter or (3) other sales which do not exceed, either individually or in the aggregate, the amounts set forth on Section 7.1(a)(i)(2) of the Seller Disclosure Letter;
          (ii) incur any Liabilities, except in the Ordinary Course of Business;
          (iii) modify, amend or terminate the Ground Lease or any of the Material Assumed Contracts or waive, release or assign any rights or claims, except in the Ordinary Course of Business or as required by applicable Law;
          (iv) except in the Ordinary Course of Business, subject the Purchased Assets to a Lien or Encumbrance, other than Permitted Encumbrances;
          (v) fail to maintain the existing insurance coverage of all types relating to the Purchased Assets (however, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, Seller may procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies);

          (vi) award or increase any bonuses, salaries, or other compensation, except in the Ordinary Course of Business, to any Property Employee, or enter into any employment, severance, or similar Contract with any Property Employee;
          (vii) enter into or terminate or provide notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to Seller in excess of $50,000, unless such Contract is cancelable upon thirty (30) days notice; provided, however, that Seller may enter into the following agreements without any consent from Buyer: (A) any advance booking contract which does not involve a room block commitment in excess of one thousand (1000) room nights; and (B) purchase orders in the Ordinary Course of Business.
          (viii) other than in the Ordinary Course of Business, sell, lease, or otherwise dispose of any material asset or property of Seller or mortgage, pledge, or impose any lien or other encumbrance on any material asset or property of Seller;
          (ix) fail to maintain inventory levels (both consumables and non-consumables) in such quality and quantity as is substantially consistent with Seller’s past practices at the Property and in the Ordinary Course of Business; or
          (x) enter into a Contract to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.
     (b) It is agreed and understood that if Buyer does not grant or deny consent to a proposed action within two (2) business days of its receipt of a second written request by Seller to take such action, Buyer shall be deemed to have consented to the taking of such action by Seller notwithstanding any other provision of Section 7.1(a) hereof.
     Section 7.2 Cooperation; Notice; Cure. Subject to compliance with applicable Law (including, without limitation, antitrust Laws and Gaming Laws), from the date hereof until the earlier of the termination of this Agreement or the Closing, Seller and Buyer shall confer on a regular and frequent basis with one or more Representatives of the other party to report on the general status of ongoing operations of the Property. Seller and Buyer shall promptly notify each other in writing of, and will use commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of the Seller or of Buyer under this Agreement to be breached in any material respect or that renders or will render untrue in any material respect any representation or warranty of Seller or Buyer contained in this Agreement. Nothing contained in Section 7.1 hereof shall prevent either Seller from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance. No notice given pursuant to this Section 7.2 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.
     Section 7.3 No Solicitation. Subject to obligations imposed by applicable Law and except as provided for by Article X of the Ground Lease, prior to the earlier of the Closing and the termination of this Agreement in accordance with Section 9.1 hereof, Seller shall not, directly or indirectly, through any of its officers, directors, employees, financial advisors, agents or other representatives (collectively, “Representatives”) (i) solicit or initiate any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Seller or (ii) engage in negotiations with any Person (or group of Persons) other than Buyer or its respective Affiliates concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal.
     Section 7.4 Employee Matters.
     (a) Between the date hereof and the Closing Date, Buyer shall make offers of employment, effective as of the Closing Date, to all Property Employees (with such offers to Nonrepresented Employees being on terms and conditions of employment comparable to the terms and conditions of employment as those provided to similarly situated employees of Buyer and its Affiliates immediately prior to the Closing Date, and with the such offers to Represented Employees being on terms and conditions of employment identical to the terms and conditions of employment under the Collective Bargaining Agreement in effect as of the Closing Date), other than the Property Employees that are set forth on Section 7.4(a) of the Seller Disclosure Letter; provided, however, that (i) Buyer, in its sole discretion, may interview any or all Nonrepresented Employees within the thirty (30) day period prior to the Closing Date, and (ii) Buyer, in its sole discretion and consistent with applicable Law, shall not be required to make offers of employment to any Nonrepresented Employees that are identified by Buyer and communicated to Seller at least fourteen (14 days) prior to the Closing Date. The Property Employees who accept Buyer’s offers of employment shall commence employment with Buyer effective as of the Closing Date and are hereinafter collectively referred to as the “Transferred Employees.” Property Employees who (i) are not Transferred Employees, whether or not offered employment by Buyer or (ii) are listed on Section 7.4(a) of the Seller Disclosure Letter are herein referred to as “Retained Employees”. Subject to Section 7.4(f), nothing herein shall restrict Buyer from terminating the employment, for any reason, of any Transferred Employee following the Closing Date.
     (b) Subject to the terms of the Collective Bargaining Agreement or Extension which may then be in effect and subject to Section 7.4(f), for a period of at least one (1) year immediately following the Closing Date, Buyer shall provide benefits to each Transferred Employee that are at least as favorable as those provided to similarly situated employees of Buyer and its Affiliates.
     (c) For a period of one hundred and twenty (120) days immediately following the Closing Date, Buyer agrees to (x) reimburse Seller an amount equal to the aggregate severance actually paid by Seller to all Nonrepresented Employees who do not receive an offer of employment from Buyer (which severance shall be paid in accordance with the payment terms identified in the last item on Section 5.12 of the Seller Disclosure Letter), and (y) pay severance to all Nonrepresented Employees who are terminated by Buyer after the Closing Date in accordance with the payment terms identified in the last item on Section 5.12 of the Seller Disclosure Letter, subject to the following: (i) Seller shall be responsible for any and all severance obligations that may be payable to the Property Employees set forth on Section 7.4(a) of the Seller Disclosure Letter, and (ii) with respect to any Nonrepresented Employees who do not receive an offer of employment from Buyer or whose employment is terminated by Buyer within one hundred and twenty (120) days following the Closing Date, Seller shall be responsible for Fifty Cents ($.50) of each One Dollar ($1) of severance payable to any such Property Employee, with Seller’s maximum responsibility under this clause (ii) not to exceed One Million Five Hundred Thousand Dollars ($1,500,000). With respect to Seller’s obligation to make severance payments pursuant to clause (x) above, Buyer shall reimburse Seller on the Closing Date in the form of an adjustment to the Purchase Price to the extent such amount is known as of the Closing Date and/or within five (5) business days after Seller requests reimbursement from Buyer to the extent such amount is not known prior to the Closing Date. All other payments to be made by one party to another party to satisfy reimbursement obligations under this Section 7.4(c) shall be made within five (5) business days after request for such reimbursement.
     (d) With respect to any employee or employee benefit plan, program or arrangement maintained by Buyer (including any severance plan), for all purposes of determining eligibility to participate and vesting but not for purposes of benefit accrual, a Transferred Employee’s service with Seller shall be treated as service with Buyer; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.
     (e) Buyer shall waive, or cause to be waived, to the extent permitted by Buyer’s benefit plan, any pre-existing condition limitation under any welfare benefit plan maintained by Buyer or any of its Affiliates in which Transferred Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent such pre-existing condition limitation would have been applicable under the comparable Seller welfare benefit plan immediately prior to the Closing. Buyer shall recognize the dollar amount of all expenses incurred by each Transferred Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing, to the extent such deductibles and co-payments credits are permitted by Buyer’s benefit plans.
     (f) Notwithstanding Section 7.4(a) herein, Buyer shall extend offers of employment to a sufficient number of Property Employees so as not to effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit with respect to the Property or any Property Employee of Seller. Buyer also shall not, at any time during the ninety (90) days following the Closing Date, effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, for a sufficient number of employees of Buyer, which, if aggregated with any such conduct on the part of Seller with respect to the Property on or prior to the Closing Date, would trigger the WARN Act. Buyer agrees that from and after the Closing Date, Buyer shall be responsible for any notification required under the WARN Act with respect to the Transferred Employees.
     (g) If the Closing occurs prior to March 31, 2005, upon the Closing, Buyer shall assume all Liabilities and obligations under, and be bound by, the Collective Bargaining Agreement in effect as of the date hereof. Prior to the Closing, Seller shall use commercially reasonable efforts to obtain an extension of the Collective Bargaining Agreement for a duration satisfactory to Buyer, to take effect on and after March 31, 2005, on substantially the same terms as the Collective Bargaining Agreement, which terms shall be subject to the approval of the

Buyer (the “Extension”). Provided that Seller is able to enter into the Extension prior to the Closing on terms and conditions satisfactory to Buyer, Buyer shall also assume all Liabilities and obligations under such Extension accruing from and after the Closing Date and be bound by such Extension upon the Closing. In the event that Seller is unable to enter into an Extension on terms and conditions satisfactory to Buyer, Seller shall be free to enter into a new collective bargaining agreement to take effect on and after March 31, 2005, and Buyer shall not assume any Liabilities or obligations under, nor be bound by, any such collective bargaining agreement.
     Section 7.5 Access to Information and the Property.
     (a) Upon reasonable notice, subject to applicable Law, including without limitation, antitrust Laws and Gaming Laws, Seller shall afford Buyer’s Representatives reasonable access, during normal business hours during the period from the date hereof to the Closing, to the Property and to all its personnel, properties, books, Seller Benefit Plans, insurance records, Contracts and records, expressly excluding, however, the Excluded Assets and the Excluded Liabilities, and, during such period, Seller shall furnish promptly to Buyer all material information concerning the business and operation of Seller, the Property and the Property Employees as Buyer may reasonably request (collectively, the “Inspection”); provided, however, that (i) Buyer shall provide Seller with at least twenty-four (24) hours’ prior written notice of any Inspection; (ii) if Seller so requests, Buyer’s Representatives shall be accompanied by a Representative of Seller; (iii) Buyer shall not initiate contact with employees or other representatives of Seller other than Seller’s Representatives or other individuals designated by any of Seller’s Representatives without the prior written consent of Seller’s Representatives, which consent shall not be unreasonably withheld or delayed; (iv) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Property without Seller’s prior written consent, which consent may be withheld if in the judgment of Seller’s Representatives such testing would interfere with the operation of the business conducted at the Property; (v) Buyer shall not unduly interfere with the operation of the business conducted at the Property; (vi) Buyer shall, at its sole cost and expense, promptly repair any damage to the Property or any other property owned by a Person other than Buyer arising from or caused by such Inspection, and shall reimburse Seller for any loss arising from or caused by any Inspection, and restore the Property or such other third-party property to substantially the same condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless Seller and its Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom; and (vii) in no event shall the results of any such Inspection or Buyer’s satisfaction therewith be a condition to Buyer’s obligations hereunder, it being the intent of Buyer to purchase the Property on an “As Is, Where Is” basis as set forth in Section 11.1 hereof. Buyer will hold and cause its Representatives to hold any such information furnished to it by Seller, which is nonpublic in confidence in accordance with the confidentiality agreement dated August 12, 2004 between Caesars and Buyer (the “Confidentiality Agreement”). The Confidentiality Agreement shall survive the Closing and continue in full force and effect thereafter. Notwithstanding anything to the contrary, Buyer and Seller agree that in the event any proprietary information or knowledge relating to an Excluded Asset is obtained, revealed or otherwise made known to Buyer in effecting (i) the transition from Excluded Software to replacement software pursuant to Section 1.5(b) hereof, specifically, or (ii) the removal of the Excluded Assets, generally, Buyer shall not reveal, disclose, employ or otherwise use any such proprietary information and will hold such information in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.
     (b) Following the Closing, upon reasonable notice, each of Buyer and Seller shall (and shall cause their respective Affiliates and Representatives, to) provide the other parties hereto and their respective Affiliates and Representatives with reasonable access and duplicating rights, during normal business hours, to all of Buyer’s and Seller’s personnel, properties, books, insurance records, Seller Benefit Plans, contracts, commitments and records included in or related to Seller, the Property or the Property Employees and shall cooperate with the requesting party, as reasonably necessary for such requesting party to pursue any suit, claim, action, proceeding or investigation relating to the claims in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any suit, claim, action, proceeding or investigation related to the Excluded Assets, Excluded Liabilities, Retained Employees and Transferred Employees. Notwithstanding the foregoing, no party shall be required to provide any information which (i) they reasonably believe they may not provide to the requesting party or its respective Affiliates and Representatives by reason of applicable Law or by a confidentiality agreement with a third party, and if, in the case of a confidentiality agreement, the non-requesting party has used reasonable efforts to obtain the consent of such party to such disclosure, or (ii) constitutes information protected by the attorney/client and/or attorney work product privilege. If any material is withheld by the non-requesting party pursuant to the immediately preceding sentence, such non-requesting party shall inform the requesting party as to the general nature of the material which is being withheld.
     (c) Following the Closing, at Seller’s request, Buyer will cause its employees to prepare the Books and Records and financial statements required by Seller or its Affiliates (and which are not otherwise the responsibility of Buyer under this Agreement, including with respect to Buyer’s obligations under Section 2.5 hereof) in connection with any filing with a Governmental Authority (including Tax Returns which are prepared by Property Employees as of the Closing Date) in respect of the period prior to the Closing Date, as promptly as practicable and in any event no later that three (3) days in advance of any applicable deadlines and/or required filing dates. Seller will reimburse Buyer for the wage cost of having such employees prepare any of the foregoing Books and Records and financial statements requested by Seller pursuant to this Section 7.5(c) hereof and Seller shall make available to such employees any Excluded Software or other Excluded Assets reasonably required for such purpose.
     (d) It is agreed and understood that, within 30 days following the execution of the Purchase Agreement, Tony Santo (or another representative of Seller reasonably acceptable to Buyer), on behalf of Seller, and Joe Yung (or another representative of Buyer reasonably acceptable to Seller), on behalf of Buyer, shall conduct a walk-though of the Property and, acting in good faith, use their reasonable best efforts to agree on a list of Marked Items (as defined in the License Agreement), which list shall be appended as an exhibit to the License Agreement.
     Section 7.6 Governmental Approvals.

     (a) Subject to Sections 7.6(e) and 7.1(c) hereof, Buyer and Seller shall cooperate with each other and use their reasonable best efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions governed by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders, including without limitation, Buyer’s Gaming Approvals, required (A) to be obtained or made by Seller or Buyer or any of their respective Affiliates or any of their respective Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and antitrust and competition Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions governed herein, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, (C) the Gaming Laws and (D) any other applicable Law (collectively, the “Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals. It is agreed and understood that the filings referred to in clause (a)(iii)(B) above shall also include all such information as is required under the HSR Act in connection with Buyer’s purchase of the Belle of Orleans, LLC pursuant to the Securities Purchase Agreement, dated as of October 22, 2004, by and among Bally’s Louisiana, Inc., Belle of Orleans, LLC and Buyer. The parties hereto and their respective Representatives and Affiliates shall file within thirty (30) days after the date hereof, all required initial applications and documents in connection with obtaining the Governmental Approvals (including without limitation under applicable Gaming Laws) except for with respect to the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, which filings shall be made by the parties hereto and their respective Representatives and Affiliates within forty-five (45) days after the date hereof. With respect to all filings, the parties hereto and their respective Representatives and Affiliates shall act diligently and promptly to pursue the Governmental Approvals, including, without limitation, filing such additional applications and documents as may be required, and shall cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Buyer and Seller shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible. Buyer and Seller shall have the right to review in advance and, to the extent practicable, each will consult the other parties hereto on, in each case, subject to applicable Laws relating to the exchange of information (including, without limitation, antitrust laws and any Gaming Laws), all the information relating to Buyer or Seller, as the case may be, and any of their respective Affiliates or Representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions governed by this Agreement. Without limiting the foregoing, Buyer and Seller will notify the other party hereto promptly of the receipt of comments or requests from Governmental Entities relating to Governmental Approvals, and will supply the other party with copies of all correspondence between the notifying party or any of its Representatives and Governmental Entities with respect to Governmental Approvals.

     (b) Subject to Section 7.6(e) hereof, and without limiting Section 7.6(a) hereof, the Buyer and Seller shall:
          (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person; and
          (ii) each use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including implementing, contesting or resisting any litigation before any court or quasi-judicial administrative tribunal seeking to restrain or enjoin the Closing; provided, however, that neither Buyer nor Seller nor any of their respective Affiliates shall be required to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its, or their respective assets or conduct of business arrangements.
     (c) Subject to Section 7.6(e) hereof, Buyer and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions governed by this Agreement which causes such party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed. Buyer and Seller shall use their reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions governed by this Agreement, seeking to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions governed by this Agreement, appealing as promptly as possible any such decree, injunction or other order and having any such decree, injunction or other order vacated or reversed.
     (d) Subject to Section 7.6(e) hereof, from the date of this Agreement until the Closing, each party shall promptly notify the other party hereto in writing of any pending or, to the knowledge of Buyer or Seller, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing or any of other transaction governed by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.
     (e) Buyer agrees to consider in good faith any amendment, waiver or alteration to this Agreement (or any schedule or exhibit to this Agreement) reasonably requested by Seller if, in the reasonable discretion of such Seller, any such amendment, waiver or alteration is required to consummate the transactions set forth in the Merger Agreement.
     Section 7.7 Publicity. Seller and Buyer shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon and use all reasonable efforts to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by applicable Law (including without limitation the Securities Act, the Exchange Act and any Gaming Laws) or any listing agreement with the New York Stock Exchange or public statement or filing made in connection with the transactions contemplated by the Merger Agreement, including without limitation in any proxy statement or registration statement relating thereto. Notwithstanding anything to the contrary herein, Buyer and Seller or their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer and Seller and do not reveal non-public information regarding Buyer or Seller.
     Section 7.8 Further Assurances and Actions.
     (a) Subject to the terms and conditions herein, including, without limitation Section 7.6(e) hereof, each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using their respective reasonable best efforts (i) to obtain all Seller Permits and Buyer Permits, as applicable and consents of parties to Contracts as are necessary for consummation of the transactions contemplated by this Agreement, (ii) to obtain estoppel certificates (certifying as to defaults, term and other items reasonably requested by Buyer and Buyer’s lender) from the Landlord under the Ground Lease (the “Ground Lease Estoppel Certificate”) and (iii) to fulfill all conditions precedent applicable to such party pursuant to this Agreement.
     (b) Subject to Section 7.6(e) hereof, in case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement or to vest Buyer with full title to the Purchased Assets the proper officers and/or directors of Buyer and Seller shall take all action reasonably necessary (including such officers’ executing and delivering further notices, assumptions, releases and acquisitions); provided, that if such action is necessary due to events or circumstances particular to Buyer, Buyer shall bear the cost of such action.
     (c) Buyer shall use its reasonable best efforts to deliver to Seller and Landlord a certificate and such other documents and/or guarantees as may be necessary so as to release Seller from all further obligations, including monetary obligations, under the Ground Lease.
     (d) The parties hereto acknowledge that Consolidated Supplies, Services and Systems, a Nevada corporation and wholly-owned subsidiary of Caesars (“CS3”) owns certain slot machines used exclusively in the operation of the Property (collectively, the “CS3 Assets”). Seller shall cause CS3 to take such actions as are necessary to cause CS3 at the Closing to transfer to Buyer the CS3 Assets, and the Liabilities associated therewith that would be Assumed Liabilities if such Liabilities were Liabilities of Seller (“CS3 Liabilities”). In addition, such CS3 Assets shall be deemed to be Purchased Assets for purposes of this Agreement and such CS3 Liabilities shall be deemed to be Assumed Liabilities for purposes of this Agreement.

     Section 7.9 Transfer Taxes; HSR Filing Fee.
     (a) All transfer, documentary, sales, use, stamp, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred with respect to the Purchased Assets pursuant to this Agreement shall be borne by Seller. Except as required by applicable Law, Seller shall prepare, execute and file all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of any such Tax Laws.
     (b) The filing fees pursuant to the pre-merger notifications under the HSR Act shall be borne by Buyer.
     Section 7.10 Accounts Receivable; Accounts Payable.
     (a) Seller agrees that after the Closing Date, Buyer shall have the right and authority to collect for its own account or the account of its Affiliates all Accounts Receivable which are transferred and assigned to Buyer. Seller agrees that it will promptly transfer and deliver to Buyer any cash or other property which Seller may receive in respect of such Accounts Receivable. Buyer agrees that after the Closing Date, Seller shall have the right and authority to collect for its own account or the account of its Affiliates all Accounts Receivables which are retained by Seller, including any Accounts Receivable that arose prior to the Closing Date but that are not reflected on Seller’s Books and Records or Detailed Balance Sheet. Buyer agrees that it will promptly transfer and deliver to Seller any cash or other property which Buyer may receive in respect of such Accounts Receivables.
     (b) Following the Closing Date, Buyer shall make prompt payments in respect of all Liabilities of the type designated on the Detailed Balance Sheet as being assumed by Buyer and reflected on the Pre-Closing Working Capital Statement and the Working Capital Statement, other than those which are being contested in good faith by appropriate proceedings. Following the Closing Date, Buyer shall cooperate with Seller to inform Seller in a timely manner of the receipt of goods and/or services ordered by Seller prior to the Closing Date. In respect of expenses that are accrued in whole or in part prior to the Closing Date, which become payable after the Closing Date and which do not appear on the Pre-Closing Working Capital Statement or Working Capital Statement, such expenses shall be prorated between Buyer and Seller as of the Closing Date on the Determination Date. Within ten (10) days of the Determination Date, the amount, if any, pursuant to this Section 7.10(b) due from Buyer to Seller or due from Seller to Buyer shall be paid in cash by wire transfer of immediately available funds from Buyer to Seller or from Seller to Buyer, as applicable.
     Section 7.11 Reservations; Chips; Front Money; Guests.
     (a) Reservations. Buyer will honor the terms and rates of all pre-Closing reservations (in accordance with their terms) at the Property by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by Seller for dates after the Closing Date. Seller may continue to accept reservations for periods after the Closing in the Ordinary Course of Business in operating the Property. Buyer recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits extended under the

Connection Card or any other frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations. Buyer will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements. Buyer agrees that Seller can not make any representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement. Buyer, by the execution hereof, solely assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.
     (b) Destruction of Chips. Upon the expiration or earlier termination of the License Agreement, Buyer will (i) cease to issue or use and will not reissue or reuse any of Seller’s gaming chips, tokens or plaquemines and (ii) be solely responsible and liable for compliance with applicable Nevada Gaming Regulations or other Gaming Laws, including any obligation to destroy such gaming chips, tokens or plaquemines.
     (c) Front Money. Effective as of the Transfer Time, Representatives of each of Buyer and Seller shall take inventory of all Front Money and identify what Persons are entitled to what portions of such Front Money. All such Front Money shall be retained in the Property cage and listed in an inventory prepared and signed jointly by Representatives of Buyer and Seller no later than the Transfer Time. From and after the Transfer Time, Buyer shall distribute Front Money only to the Persons and only in the amounts as determined pursuant to this Section 7.11(c). Pursuant to Article X hereof, Seller shall be responsible for and indemnify Buyer against claims of alleged missing Front Money not contained on the inventory, and Buyer shall be responsible for and indemnify Seller against claims of alleged missing Front Money listed on the inventory.
     (d) Guests’ Baggage. Effective as of the Transfer Time, Representatives of each of Seller and Buyer shall take inventory of: (a) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of Seller at the Property; (b) all luggage or other property of guests retained by Seller as security for unpaid Accounts Receivable; and (c) the contents of the baggage storage room; provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened. Except for the property referred to in (b) above with respect to Accounts Receivable to be retained by Seller, which shall be removed from the Property by Seller or its Affiliates pursuant to the terms of Section 1.5(b) hereof, all such baggage and other items shall be sealed in a manner to be agreed upon by the parties and listed in an inventory prepared and signed jointly by said Representatives of Seller and Buyer as of the Closing Date. Said baggage and other items shall be stored as Buyer shall choose, and Buyer shall be solely responsible for claims with respect thereto.
     (e) Guests’ Safe Deposit Boxes. Not later than thirty (30) days prior to the anticipated Closing Date, Seller shall use reasonable efforts to send a notice by certified mail to the last known address of each Person who has stored personal property in safe deposit boxes located at the Property, advising them that they must make arrangements with Buyer to continue use of their safe deposit box and that if they should fail to do so within fifteen (15) days after the date of such notice is sent, the box will be opened in the presence of a Representative of Seller, a Representative of Buyer, a representative of the applicable Gaming Authority or its

Representative (if required by applicable Law) and a Notary Public (if required by applicable Law, who may also be a Representative of Buyer or Seller); and the contents of such box will be sealed in a package by the Notary Public, who shall write on the outside the name of the Person who rented the safe deposit box and the date of the opening of the box in the presence of the Representatives of the Seller and Buyer, respectively. The Notary Public and the Representatives of each of the Seller and Buyer shall then execute a certificate reciting the name of the Person who rented the safe deposit box, the date of the opening of the box and a list of its contents. The certificate shall be placed in the package and a copy of it sent by certified mail to the last known address of the person who rented the safe deposit box. The package will then be placed in a vault arranged by Buyer. Pursuant to Article X hereof, Seller shall be responsible for and indemnify Buyer against claims of alleged missing items not contained on the certificate, and Buyer shall be responsible for and indemnify Seller against claims of alleged missing items listed on the certificate.
     (f) Inventoried Automobiles. Effective as of the Transfer Time, Representatives of Buyer and Seller shall take inventory of all motor vehicles that were valet checked and placed in the care of Seller by: (i) marking all such motor vehicles with a sticker or tape, (ii) preparing an inventory of such motor vehicles (“Inventoried Vehicles”) indicating the check number applicable thereto, and (iii) transferring control of the Inventoried Vehicles to an authorized Representative of Buyer and securing a receipt for such Inventoried Vehicles. Pursuant to Article X hereof, Seller shall be responsible for and indemnify Buyer against claims of alleged missing motor vehicles not contained on the list of Inventoried Vehicles, and Buyer shall be responsible for and indemnify Seller against claims of alleged missing motor vehicles listed on the List of Inventoried Vehicles.
     Section 7.12 Insurance Policies. Seller’s fire and casualty insurance and other insurance policies shall be cancelled by Seller or any of its Affiliates as of the Closing Date, and any refunded premiums shall be retained by Seller. Buyer will be solely responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance and other insurance policies for periods after the Closing.
     Section 7.13 Certain Transactions. Prior to the Closing, Buyer shall not take, or agree to commit to take, any action that would or is reasonably likely to materially delay the receipt of, or materially impact the ability of a party to obtain, any Governmental Approval necessary for the consummation of the transactions contemplated by this Agreement.
     Section 7.14 Insurance; Casualty and Condemnation.
     (a) If, before the Closing, the Property is damaged by fire or other casualty, and such damage (i) does not result in a Property Material Adverse Effect, or (ii) does not result in either a loss of access for a material amount of time to the Property or a loss of more than thirty percent (30%) of the Purchase Price (“Casualty Termination Event”), then, Seller shall either promptly repair or replace such damaged Property to the condition it was in immediately prior to such casualty, loss or damage. In the event it is not feasible to complete the repair or replacement prior to the Closing Date, the Closing shall proceed as scheduled and Seller shall, as of the Closing Date, (i) promptly pay to Buyer all insurance proceeds received by Seller or its Affiliates with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Property and (ii) assign to Buyer all rights of Seller and its Affiliates against third parties (other than against its insurance carriers) with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss provided, that the proceeds of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any payment or reimbursement (but not subject to any applicable deductibles and co-payment provisions, which shall be the responsibility of Seller and shall be paid to Buyer or applied to such repair or replacement as applicable) and shall constitute full compensation for the damage to the Property, and Seller shall have no responsibility for restoration or repair of the Property or any resultant loss, directly, by subrogation, or otherwise.
     (b) In the event a condemnation proceeding or payment in lieu of condemnation occurs relative to any part of the Property prior to the Closing Date, and such proceeding does not result in a Casualty Termination Event, all payments relative to such condemnation shall be paid by Seller to Buyer at the Closing (the “Condemnation Amount”), or the Purchase Price shall be reduced by the Condemnation Amount.
     (c) In the event a casualty or condemnation occurs prior to the Closing Date that results in a Casualty Termination Event, Buyer shall have the option, by written notice to Seller and the Escrow Agent, to either (i) proceed with the Closing whereby the provisions of this Section 7.14 shall govern as if the casualty or condemnation did not result in a Casualty Termination Event, or (ii) terminate this Agreement whereby the Deposit shall be immediately refunded to Buyer and Buyer shall have no further liability or obligations hereunder.
     Section 7.15 Certain Notifications. From the date of this Agreement until the Closing, Seller and Buyer shall promptly notify the other parties hereto in writing regarding any:
     (a) breach of any covenant or obligation of such party hereunder, as applicable; and
     (b) fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of such party to timely satisfy any of the closing conditions specified in Article VIII hereof of this Agreement, as applicable.
     Section 7.16 Use of Affiliate Customer List. Neither Buyer nor any of its Affiliates or Representatives shall (a) resell the Affiliate Customer List (it being agreed and understood that the sale of all or substantially all of the Property shall not be a violation of this clause (a)), (b) publish the Affiliate Customer List, or (c) use the Affiliate Customer List to offer, solicit or promote any illegal, obscene or pornographic material or activity. In the event Buyer or any of its Representatives or Affiliates takes any of the foregoing actions, Seller shall have the right to the immediate return of the Affiliate Customer List, and Buyer shall have no rights to use the Affiliate Customer List after such date. Buyer further agrees not to use the Affiliate Customer List in any illegal manner, nor use it to engage in any activity that would constitute spamming under any applicable jurisdiction’s regulations.
     Section 7.17 No Control. Except as permitted by the terms of this Agreement, prior to the Closing, Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the Property. Until the Closing, the operations and affairs of the Property is the sole responsibility of and under the Seller’s complete control, except as provided for in this Agreement or in the Merger Agreement.
     Section 7.18 Remediation of Release from Underground Storage Tank. From and after the Closing Date, the Seller shall continue the ongoing cleanup of the Release from the underground storage tank (the “Contamination”) previously located at the Property (the “UST Site”). The cleanup shall be performed at Seller’s expense and under the auspices of the Nevada Division of Environmental Protection (“NDEP”). The Seller shall continue the cleanup until such time as NDEP issues a release of liability relating to the Contamination. The following shall also apply to the cleanup of the Contamination at the UST Site:
     (a) Following the Closing Date, Buyer shall provide Seller or its Affiliates, and their respective Representatives, agents, consultants, contractors or other necessary parties, with access to the UST Site at all reasonable times to perform the cleanup, and shall complete all documents reasonably required of an owner of the UST Site to allow the cleanup to proceed and be completed. Seller shall make reasonable efforts to avoid interference in the course of performing the cleanup with the Buyer’s use or occupancy of the UST Site. However, Buyer acknowledges that intrusive testing and/or excavation may be required at the UST Site as part of the cleanup. Buyer agrees and shall cause its Representatives, agents, assigns and other parties to agree, to use good faith efforts to avoid interference with Seller’s performance of the cleanup. Purchaser and Seller shall cooperate with each other to carry out the provisions of this Section 7.18 hereof.
     (b) Seller shall be entitled to any reimbursement available from the Nevada Petroleum Fund, or similar program, for costs and expenses incurred by Seller for cleanup of the Contamination. Buyer shall cooperate in executing all documents required for such reimbursement(s) to be made (it being agreed and understood that Seller shall reimburse Buyer for any reasonable direct cost in complying with this clause).
     (c) In no event shall Seller be obligated to pay or incur costs of cleanup in excess of those costs required to achieve compliance with cleanup levels for a commercial use of the UST Site, and in no event shall Seller be obligated to pay or incur such additional costs for cleanup if commercial use cleanup levels are not allowed because Buyer has changed the use of the Property to a non-commercial use.
     (d) Buyer shall allow reasonable institutional controls to be placed on the UST Site (including but not limited to deed restrictions prohibiting use of groundwater and use of the UST Site for residential purposes), provided that such institutional controls do not unreasonably interfere with Buyer’s use or occupancy of the UST Site to conduct the business operated at the Property.
     Section 7.19 Transitional Laundry Services. For up to six (6) months following the Closing Date, Seller agrees to provide or cause its Affiliates to provide, at Buyer’s request, laundry services to Buyer in respect of the linens at the Property in a manner consistent with such service as is in place at the Property as of the Closing Date, which laundry services shall be provided at the same cost to Buyer as is paid by Seller as of the Closing Date; provided, however, that (i) Seller shall have no obligations under this Section 7.19 unless Buyer is using its reasonable best efforts to find replacement laundry services, and (ii) Seller shall have no obligation to provide laundry services in respect of any linens other than the same linens which are in use at the Property as of the Closing Date.
ARTICLE VIII
CONDITIONS TO CLOSING
     Section 8.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by all of the parties hereto:
     (a) No Injunctions. No Governmental Entity shall have initiated any action seeking, or shall have enacted, issued, promulgated, enforced or entered, any order, executive order, stay, decree, judgment or injunction or statute, rule, or regulation (in each case, whether temporary, preliminary or permanent) to prevent or prohibit the consummation of any of the transactions contemplated by this Agreement or to make it illegal for either party hereto to perform its obligations hereunder.
     (b) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.
     Section 8.2 Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by Buyer:
     (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Property Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Property Material Adverse Effect. Buyer shall have received a certificate signed on behalf of Seller by an officer of Seller to such effect.
     (b) Performance of Obligations of Seller. Seller shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including without limitation delivery of items listed in Section 4.2 hereof. Buyer shall have received a certificate signed on behalf of Seller by an officer of Seller to such effect.
     (c) Title. The updated Title Commitment and UCC-11 Search do not show any additional material liens or encumbrances from the original Title Commitment and UCC-11 Search, and the Survey (or recertified Survey, if Buyer elects to so recertify) does not show any material liens or encumbrances, in each case, that have not been cured by Seller, all pursuant to the terms of Sections 11.2 and 11.3 hereof.
     (d) Ground Lease Estoppel Certificate. Buyer shall have received (i) the executed Ground Lease Estoppel Certificate, or (ii) a written acknowledgment from Seller that Buyer did not receive the Ground Lease Estoppel Certificate and that the provisions of Section 10.2(c) are applicable.
     Section 8.3 Additional Conditions to Obligations of Seller. The obligations of Seller to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by Seller:
     (a) Governmental Consents. Buyer shall have obtained all Gaming Approvals required or necessary in connection with the transactions contemplated by this Agreement and necessary for ownership and operation of the Property (including, without limitation, approval, licensing or registration of Buyer and its officers, executive directors, key employees or Persons performing management functions similar to officers, each, as required by any Governmental Entity) and each of the foregoing shall be in full force and effect.
     (b) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Buyer Material Adverse Effect. Seller shall have received a certificate signed on behalf of Buyer by its chief executive officer or chief financial officer to such effect.
     (c) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including without limitation delivery of items listed in Section 4.2 hereof. Seller shall have received a certificate signed on behalf of Buyer by the chief executive officer or chief financial officer of Buyer to such effect.
ARTICLE IX
TERMINATION AND AMENDMENT
     Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing (except in the case of a termination pursuant to Section 9.1(g) hereof, in which case this Agreement may only be terminated until January 21, 2005) by written notice by the terminating party to the other party (except in the case of termination pursuant to 9.1(a) hereof, which requires mutual agreement of both parties):
     (a) by mutual agreement of Seller and Buyer;

     (b) by either Buyer or Seller, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before the Outside Date;
     (c) by either Buyer or Seller, if any Gaming Authority has made a determination that such Gaming Authority will not issue to Buyer all Gaming Approvals;
     (d) by either Buyer or Seller, if (i) a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby, or (ii) notwithstanding anything to the contrary contained in this Agreement, a Governmental Entity shall have initiated any action seeking, or shall have enacted, issued, promulgated, enforced or entered, any order, executive order, stay, decree, judgment or injunction or statute, rule, or regulation (in each case, whether temporary, preliminary or permanent) to prevent or prohibit the consummation of any of the transactions contemplated by this Agreement or to make it illegal for either party hereto to perform its obligations hereunder; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or materially contributed to, such action;
     (e) by Buyer, if Seller has breached any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 8.2(a), (b), (c) or (d) hereof and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Seller is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 9.1(e); provided, further, that Buyer’s right to terminate this Agreement under this Section 9.1(e) shall not be available if, at the time of such intended termination, Seller has the right to terminate this Agreement under Sections 9.1(b), (c), (d) or (f) hereof;
     (f) by Seller, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 8.3(b) or (c) hereof and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 9.1(f); provided, further, that Seller’s right to terminate this Agreement under this Section 9.1(f) shall not be available if, at the time of such intended termination, Buyer has the right to terminate this Agreement under Sections 9.1(b), (d), or (e) hereof; and

     (g) by either Buyer or Seller on or prior to January 21, 2005 if Landlord exercises the Matching Option (as defined in the Ground Lease) by giving notice to Seller in writing of Landlord’s intention to purchase the Purchased Assets pursuant to the terms of the Ground Lease.
     Section 9.2 Effect of Termination.
     (a) Liability. In the event of termination of this Agreement as provided in Section 9.1 hereof, this Agreement shall immediately become void and there shall be no Liability on the part of Buyer or Seller, or their respective Affiliates or Representatives, other than pursuant to Sections 7.5, 9.2(b), 9.3 and Article XII hereof; provided, however, that nothing contained in this Section 9.2 shall relieve or limit the Liability of either party to this Agreement for any fraudulent or willful breach of this Agreement.
     (b) Fees and Expenses.
          (i) Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated.
          (ii) In the event that (i) this Agreement is terminated pursuant to Section 9.1(g) hereof, Seller will reimburse Buyer for the reasonable out-of-pocket fees and expenses (including outside counsel attorney’s fees) incurred by Buyer to third parties, in connection with (x) the filing of the pre-merger notification report under the HSR Act and (y) any approvals or filings required under the Gaming Laws (including Buyer’s applications for Gaming Approvals) and/or (ii) Buyer receives a request for additional information under the HSR Act, Seller will reimburse Buyer for fifty percent (50%) of the reasonable out-of-pocket fees and expenses (including outside counsel attorney’s fees) incurred by Buyer to third parties in connection with responding to such request for additional information; provided, however, that the maximum amount that Seller shall be required to expend pursuant to clauses (i) and (ii) above shall be Two Hundred and Fifty Thousand Dollars ($250,000) in the aggregate.
     Section 9.3 Application of the Deposit.
     (a) Upon the termination of this Agreement pursuant to Sections 9.1(b) or (d) hereof (but in the case of Section 9.1(d), only if such termination relates to Gaming Approvals or Gaming Laws applicable to the transactions contemplated by this Agreement), and if (x) at or prior to such termination all Gaming Approvals shall not have been obtained, the Deposit, together with any interest earned thereon, shall be paid to Seller and if (y) at or prior to such termination all Gaming Approvals shall have been obtained and not revoked (or, with respect to a termination of this Agreement (i) pursuant to Section 9.1(b) hereof, all Gaming Approvals shall not have been obtained but the reason for termination pursuant to such Section 9.1(b) is the failure of the condition set forth in Section 8.1(b) hereof to have been satisfied in sufficient time for Buyer to secure the Gaming Approvals in accordance with the Gaming Authorities customary procedures by the Outside Date after Buyer shall have used its best efforts to secure such Gaming Approvals by the Outside Date, or (ii) pursuant to Section 9.1(d) hereof, all Gaming Approvals shall not have been obtained but the reason for termination pursuant to such Section 9.1(d) is due to actions taken by a Governmental Authority under the HSR Act), the Deposit, together with interest earned thereon, shall be paid to Buyer (unless at such time of termination, this Agreement was also terminable pursuant to Sections 9.1(c) or (f) hereof, in which case the provisions of Section 9.3(c) shall instead apply).
     (b) Upon the termination of this Agreement pursuant to Sections 9.1(a), (d) (but in the case of Section 9.1(d), only if such termination does not relate to Gaming Approvals or Gaming Laws applicable to the transactions contemplated by this Agreement), (e) or (g) hereof, the Deposit, together with interest earned thereon, shall be paid to Buyer.
     (c) Upon the termination of this Agreement pursuant to Sections 9.1(c) or (f) hereof, the Deposit, together with any interest earned thereon, shall be paid to Seller.
ARTICLE X
SURVIVAL; INDEMNIFICATION
     Section 10.1 Survival of Representations, Warranties, Covenants and Agreements.
     (a) Except as set forth in Article IX and Section 10.1(b) hereof, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement.
     (b) The representations and warranties made by Seller and Buyer in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) twelve months after the Closing Date. The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties intend for the preceding two sentences to shorten the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 10.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time), including the covenant in Section 7.18 hereof, which shall survive without limitation. The termination of the representations and warranties provided herein shall not affect a party in respect of any claim made by such party in reasonable detail in a writing received by the indemnifying party prior to the expiration of the Survival Period provided herein. Notwithstanding anything to the contrary contained herein, the period for which claims my be brought pursuant to Section 10.2(c) shall be twenty four (24) months after the Closing Date, which period shall be treated for this Section 10.1 as the Survival Period in respect of any such claims.
     Section 10.2 Indemnification.

     (a) From and after the Closing, Seller shall indemnify, save and hold harmless Buyer and its Affiliates and their respective Representatives (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third party claims), including interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of or resulting from:
          (i) any breach of any representation or warranty made by Seller in this Agreement;
          (ii) any breach of any covenant or agreement made, or to be performed, by Seller in this Agreement;
          (iii) the Excluded Liabilities; and
          (iv) the Excluded Assets.
     (b) From and after the Closing, Buyer shall indemnify, save and hold harmless Seller and its Affiliates and their respective Representatives (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of or resulting from:
          (i) any breach of any representation or warranty made by Buyer in this Agreement;
          (ii) any breach of any covenant or agreement made, or to be performed, by Buyer in this Agreement; and
          (iii) the Assumed Liabilities.
     (c) From and after the Closing, if and only if the Ground Lease Estoppel Certificate shall not have been obtained, Seller shall indemnify, save and hold harmless the Buyer Indemnified Parties from and against any and all Damages paid or incurred by the Buyer Indemnified Parties as a result of any breach by, or Liability of, Seller under the Ground Lease arising out of, or relating to, events, occurrences, acts or omissions happening prior to the Closing Date.
     Section 10.3 Interpretation.
     (a) Except for any Damages relative to the provisions of Section 10.2(c), notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential, special or incidental damages, claims for lost profits, or punitive or similar damages.
     (b) Notwithstanding anything to the contrary in this Agreement, neither the Buyer Indemnified Parties nor the Seller Indemnified Parties shall be entitled to any recovery of Damages pursuant to this Article X to the extent that any of the Buyer Indemnified Parties or the

Seller Indemnified Parties, as applicable, received written notice from the Indemnitor as of the Closing Date of any Liability that gives rise to the Damages, including the breach of any representation, warranty, covenant or agreement of Seller or Buyer in this Agreement, as applicable, that gives rise to such Damages, but excluding the Excluded Liabilities.
     Section 10.4 Procedure for Claims between Parties. If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and the total monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article X. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.
     Section 10.5 Defense of Third Party Claims. If any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article X may be sought, Notice thereof shall be given to the Indemnifying Party as promptly as practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure. The Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party), and (iii) to compromise or settle such claim, which compromise or settlement shall be made only (x) with the written consent of the Indemnified Party, such consent not to be unreasonably withheld or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers. If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.
     Section 10.6 Limitations on Indemnity.
     (a) No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 10.2(a) hereof to the extent the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 10.2(a) hereof is less than Two Hundred Fifty Thousand Dollars ($250,000) (the “Threshold”) or exceeds an amount equal to Seven Million Dollars ($7,000,000) (the “Cap”); provided, that, if the aggregate of all claims for Damages for which indemnification is sought pursuant to Section 10.2(a) hereof equals or exceeds the Threshold, then Buyer shall be entitled to recover for such Damages subject to the limitations in this Section 10.5(a) only to the extent such Damages exceed the Threshold, but in any event not to exceed the Cap; provided, however, that the Cap shall not be applicable to any claims for Damages of the Buyer Indemnified Parties for which indemnification is sought with respect to Sections 5.15 and 7.18 hereof; provided, further, that the Threshold shall not be applicable to any claims for Damages of the Buyer Indemnified Parties for which indemnification is sought with respect to Section 7.11. No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 10.2(c) hereof to the extent the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 10.2(c) exceeds an amount equal to Ten Million Dollars ($10,000,000.00).
     (b) In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damage for which an indemnification claim has been made, (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds) and (iii) shall be computed net of any Tax benefit obtained or obtainable by the Indemnified Party with respect to such Damages. If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim is collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to Indemnifying Party. The Indemnified Parties shall use best efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this Article X.
     Section 10.7 Payment of Damages. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article X, within fifteen (15) days after such amount is determined either by mutual agreement of the parties or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.

     Section 10.8 Exclusive Remedy. After the Closing, the indemnities provided in this Article X shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however; that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Without limiting the foregoing, Buyer and Seller each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) such party may have against the other party arising under or based upon this Agreement or any schedule, exhibit, Disclosure Letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party (other than a legal action brought solely to enforce the provisions of this Article X). Notwithstanding anything to the contrary in this Section 10.7, in the event of a fraudulent breach of the representations, warranties, covenants or agreements contained herein by Buyer or Seller, any Indemnified Party shall have all remedies available at law or in equity with respect thereto.
     Section 10.9 Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article X shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.
ARTICLE XI
PROPERTY
     Section 11.1 As Is. Buyer or its Representatives shall have fully examined and inspected the Purchased Assets prior to the execution of this Agreement, and subject to the provisions of this Article XI, Buyer agrees to accept the Purchased Assets in an “AS IS” condition as of the Closing. Buyer agrees that, except as provided in Article V hereof, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent or Representative of Seller, or any salesperson or broker (if any) involved in this transaction as to the Purchased Assets, including, but not limited to: (a) any representation, statements or warranties as to the physical condition of the Purchased Assets, (b) the fitness and/or suitability of the Purchased Assets for use as a resort, hotel and/or casino; (c) the financial performance of the Purchased Assets; (d) the compliance of the Purchased Assets with applicable building, zoning, subdivision, environmental, or land use Laws, codes, ordinances, rules or regulations; (e) the state of repair of the Purchased Assets; (f) the value of the Purchased Assets; (g) the manner or quality of construction of the Purchased Assets; (h) the income derived or to be derived from the Purchased Assets; or (i) the fact that the Purchased Assets may be located on earthquake faults or in seismic hazardous zones. Buyer, for itself and its successors and assigns, waives any right to assert any claim against Seller, at Law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising.

     Section 11.2 Title to Real Property.
     (a) Title Insurance Commitment. Buyer agrees to accept the (i) Title Commitment and the UCC-11 Search attached hereto as Exhibit L and (ii) that certain survey, dated November 2, 2004 (last revision November 16, 2004), issued by GA Engineering & Planning, as evidence of the status of Seller’s title to the Land, conditioned upon, prior to Closing, either (i) compliance with the matters set forth on the Survey Compliance Letter or (2) satisfaction of the inquiries presented on the Survey Compliance Letter, each in the reasonable opinion of Buyer (collectively, the “Survey”). Buyer shall pay the premium for the Policy of Title Insurance at Closing.
     (b) Defects. Buyer agrees to accept title to the Land subject to all matters shown by the Title Commitment and the Survey. The Title Commitment and UCC-11 Search shall be updated at or shortly before Closing. If the updated Title Commitment or UCC-11 Search shows defects in title not shown by the Title Commitment or UCC-11 Search, or, if the Land or Seller’s interest therein, should become subject to a lien or other financial encumbrance, and Seller has received an itemized written notice of such defects within five (5) business days after the date of delivery of the updated Title Commitment or UCC-11 Search to Buyer or, if earlier, the Closing Date, Seller shall have thirty (30) days after receipt of such notice (or, if longer, until the Closing Date) to cure any such defects in title, and the Closing Date shall, if necessary, be extended accordingly. Title defects will not be deemed to include any matters shown by the Title Commitment or UCC-11 Search attached to this Agreement. Failure to notify Seller within the specified period of title defects revealed by the updated Title Commitment or UCC-11 Search shall be deemed a waiver of Buyer’s right to disapprove of the status of Seller’s title, and Buyer shall then accept such title as is described in the Title Commitment and UCC-11 Search, as updated, without reserving any claim against Seller for title defects. Seller shall be under no obligation to remove title defects, and any failure or refusal of Seller to do so shall not be a default of Seller hereunder, except that Seller shall be obligated to cure monetary encumbrances in an amount in excess of $100,000 that are not disclosed by the Title Commitment or UCC-11 Search (other than governmental taxes and assessments and the encumbrances created or suffered by Buyer) which are unpaid and liquidated at Closing, not to exceed One Million Dollars ($1,000,000) in the aggregate (“Monetary Encumbrances”), if any which encumber the Property or Seller’s interest therein between the date of this Agreement and the Closing, in the manner provided below. An encumbrance is liquidated only if it is fixed either by agreement of Seller and the party asserting the encumbrance or by operation of law. In order to cure a Monetary Encumbrance, and if Seller desires to attempt to cure any other title defects, Seller shall have the option to extend the Closing Date for a period of thirty (30) days, by giving written notice of such extension election to buyer at or before the Closing Date. Cure of Monetary Encumbrances may be effected by either (i) payment and release of such Monetary Encumbrance of record, or (ii) posting a bond which causes such Monetary Encumbrance to cease to be a lien on the Property.
     (c) Failure to Cure Title Defects. If Seller fails to cure Monetary Encumbrances that it is obligated to cure in accordance with Section 11.2(b), such failure shall be a default by Seller subject to the remedies of Article IX. If Seller elects not to attempt to cure or remove any other material title defects or is not successful in its efforts to do so on or before the Closing Date, or the end of the extension period, if elected, then this Agreement shall, at the option of Buyer or

Seller (to be exercised by written notice to the other given no later than the earlier of: (i) the original or extended Closing Date, as applicable; or (ii) five (5) days after Seller’s notice to Buyer of Seller’s election not to cure or attempt to cure such title defects), be terminated, Escrow Agent shall return the Deposit to Buyer and Buyer and Seller shall be released and discharged from any further obligation to each other hereunder; provided that if Buyer so elects, Buyer may accept such title as is tendered by Seller without reduction in the Purchase Price, or reservation of claim against Seller.
     (d) Survey. Buyer may, at Buyer’s sole cost and expense, cause the Survey to be recertified to Buyer at or shortly before the Closing Date. If the recertified Survey reveals any of the following matters not shown on the Survey (as revised to comply with the Survey Compliance Letter), then such disclosure shall be a title defect as to which the provisions of Section 11.2(b) and 11.2(c) shall govern Buyer’s and Seller’s rights and obligations: (a) any material encroachments of the Land onto property of others; (b) any material encroachments of property of others on the Land; or (c) the location of any title matter on the Land in a manner that would materially and adversely affect the ability to use the Land as presently used; or any other matter which would render Seller’s title to the Land uninsurable or unmarketable.
ARTICLE XII
MISCELLANEOUS
     Section 12.1 Definitions.
     (a) For purposes of this Agreement, the term:
     “Accounts Receivable” means, as of the Closing Date, all accounts receivable (including receivables and revenues for food, beverages, telephone and casino credit), or overdue accounts receivable to Seller, in each case, due and owing by any third party.
     “Acquired Personal Property” means the Personal Property, excluding the Excluded Personal Property.
     “Acquisition Proposal” means (a) any proposal or offer from any Person relating to any direct or indirect acquisition or purchase of the Purchased Assets, (b) any tender offer or exchange offer, or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller and a third party, in each case, other than the transactions contemplated by this Agreement. The parties agree and acknowledge that notwithstanding anything in the previous sentence, none of the transactions or actions contemplated by the Merger Agreement shall be deemed to be an Acquisition Proposal nor shall any transaction or action relating to the Other Assets or the Other Property.
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person. As used herein, “control” means the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting power of the stockholders, members or owners and, with respect to any individual, partnership, trust or other entity or association, the power, directly to cause the direction of the management or actions of the controlled entities.
     “Affiliate Customer List” means a copy (in either electronic or printed form as reasonably requested by Buyer) of that portion of the Customer Database that includes the names and certain key tendencies of customers listed in the Customer Database, which (i) have visited the Property during the 12 month period prior to the Closing (but not including such data for the 10 day period prior to the Closing) and (ii) have visited any other property owned or operated by Caesars or its Affiliates.
     “Assumed Contracts” means the Operating Agreements relating to the Property as set forth on Section 12.1(a) of the Seller Disclosure Letter and all purchase orders entered into in the Ordinary Course of Business; provided, that Assumed Contracts shall not be deemed to include any Excluded Contracts. If, prior to the Closing Date, Seller reasonably determines that there are any Contracts that, pursuant to the terms hereof, are Assumed Contracts as of the date hereof (excluding all purchase orders entered into in the Ordinary Course of Business), Seller shall amend Section 12.1(a) of the Seller Disclosure Letter to include such Assumed Contracts and such Assumed Contracts shall be and hereby are Assumed Contracts hereunder; provided, however, that Buyer’s consent shall be required for any such amendment (which consent shall not be unreasonably withheld or delayed, and which consent shall be deemed to have been given if Buyer has not objected to any such amendment within five (5) business days after being provided with notice thereof); provided, further, no such consent shall be required for any such amendment to include as an Assumed Contract a Contract entered into in accordance with Section 7.1(a)(vii) hereof.
     “Books and Records” means, to the extent transferable by applicable Law, (i) all books and records of Seller relating to the Property (except (x) to the extent related to the Excluded Liabilities, the Excluded Assets or otherwise proprietary to Caesars or its Affiliates (other than such Seller), (y) the Customer Database and (z) otherwise prohibited by applicable Law), including without limitation, all architectural, structural, service manuals, engineering and mechanical plans, electrical, soil, wetlands, environmental, and similar reports, studies and audits and (ii) all plans and specifications for the Property.
     “business day” means any Monday through Friday, inclusive, other than any such days that financial institutions within the State of Nevada are authorized or required to close; provided, however, any reference in this Agreement to any day other than a business day shall be deemed a reference to a calendar day.
     “Buyer Material Adverse Effect” means changes, events or effects are materially adverse to the business, financial condition or results of operations of Buyer and its subsidiaries provided, that the following, individually and in the aggregate, shall be excluded from the definition of Buyer Material Adverse Effect and from any determination as to whether a Buyer Material Adverse Effect has occurred: (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally, (y) travel, hospitality or gaming industries in the markets or jurisdictions where the Property is located or (z) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement or developments with respect to the transactions contemplated by the Merger Agreement, and (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Connection Card” means the player loyalty program of Caesars.
     “Contract” means any agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.
     “Customer Database” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by Seller or its Affiliates in connection with marketing and promoting the Property other than any and all customer information for the customers on the Seller Customer List.
     “Detailed Balance Sheet” means the September 30, 2004 balance sheet and related data of Seller as set forth on Section 2.4 of the Seller Disclosure Letter.
     “Encumbrances” means Liens, covenants, conditions, restrictions, agreements, easements, title defects, options, rights of first offer, rights of first refusal, restrictions on transfer, rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.
     “Environmental Condition” means, as relating to the Property, the release into the environment of any Hazardous Substance as a result of which Seller (i) has or may become liable to any Person for an Environmental Liability, (ii) is or was in violation of any Environmental Law, (iii) has or may be required to incur response costs for investigation or remediation, or (iv) by reason of which any Leased Property or other assets of Seller, may be subject to any Lien under Environmental Laws; provided, however, that none of the foregoing shall be an Environmental Condition if such matter was remediated or otherwise corrected prior to the date hereof in accordance with Environmental Law.
     “Environmental Laws” means all applicable and legally enforceable foreign, federal, state and local statutes or laws, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the date hereof.

     “Environmental Liabilities” means all Liabilities (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents, clean-up fees), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person or entity, under any Environmental Law, or arising from Environmental Conditions relating to the Property.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Contracts” means all Contracts listed on Section 12.1(b) of the Seller Disclosure Letter.
     “Excluded Intellectual Property” means any (i) Intellectual Property set forth on Section 12.1(c) of the Seller Disclosure Letter and (ii) Intellectual Property owned, licensed to, or used by Caesars or its Affiliates, and, with respect to clause (ii), excluding any and all Intellectual Property owned exclusively by Seller.
     “Excluded Personal Property” means the following:
          (i) the Excluded Software;
          (ii) subject to terms of the License Agreement, any and all signs, menus, stationery, gift shop inventory or other items indicating that the Property is owned and/or operated by or on behalf of Seller or identifying the Property as the Caesars or bearing the System Mark Caesars or any other System Mark of Seller’s Affiliates, except for those items that Buyer and Seller agree may be modified by Buyer to remove such System Marks or identification, and as to which, on or before thirty (30) days after the date of execution of this Agreement, Buyer and Seller have agreed in writing as to: (a) the manner of modification of such items by Buyer; and (b) the time within which such modification shall be effected by Buyer; and
          (iii) all records, files and memorabilia pertaining to Seller or Caesars and any past or present corporate affiliates or predecessors of Seller or Caesars.
     “Excluded Software” means all computer software owned by or licensed for use by Seller or its Affiliates and all source codes, user codes and data, whether on tape, disc or other computerized format, and all related user manuals, computer records, service codes, programs, stored materials and databases (including, without limitation, all access codes and instructions needed to obtain access to and to utilize the information contained on such computer records), together with any and all updates and modifications of all of the foregoing and all copyrights related to the computer software, including without limitation the Customer Database, Affiliate Customer List, and any customer tracking system, in each case, other than Assumed Software.
     “Fixtures” means all fixtures owned by Seller and placed on, attached to, or located at and used in connection with the operation of the Property.

     “Front Money” means all money stored on deposit at the Property cage belonging to, and stored in an account for, any Person.
     “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority necessary for or relating to the conduct of activities by any party hereto or any of its Affiliates, including, without limitation, the ownership, operation, management and development of the Property.
     “Gaming Authorities” means those federal, state, local and other governmental, regulatory and administrative authority, agency, board and officials responsible for, or involved in, the regulation of gaming or gaming activities or the sale of liquor in any jurisdiction, including, without limitation, within the State of Nevada, specifically, the Nevada Gaming Commission, the Nevada State Gaming Control Board and all other state and local regulatory and licensing bodies with authority over gaming in the State of Nevada and its political subdivisions.
     “Gaming Laws” mean all laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming within the State of Nevada, including, without limitation, the Nevada Gaming Control Act, as codified in Chapter 463 of the NRS, as amended from time to time, and the regulations of the Nevada Gaming Commission promulgated thereunder, as amended from time to time.
     “Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use of Hazardous Substances in, on, under, about, or from the Property or any part thereof into the environment.
     “Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Laws, including without limitation, any quantity of friable asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.
     “Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, and all documentation thereof.
     “IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

     “knowledge” means (a) when used in the phrase “knowledge of the Seller” or “the Seller’s knowledge” and words of similar import, the actual knowledge of: Anthony F. Santo or Mark Rittorno, and (b) when used in the phrase “knowledge of Buyer” or “Buyer’s knowledge” and words of similar import, the actual knowledge of: Joseph Yung, Vice-President of Development and/or Derek Haught.
     “Land” means the real property leased pursuant to the Ground Lease.
     “Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding, including, without limitation, the Gaming Laws.
     “Leases” means leases, subleases, occupancy and concession agreements affecting the Property, including, without limitation, the Ground Lease.
     “Legal Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before or otherwise involving any Governmental Entity or arbitrator.
     “Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.
     “Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, option, right of first refusal, restriction, exaction, imposition, charge or other claims of third parties of any kind or nature.
     “Material Assumed Contracts” means all Assumed Contracts denoted with an asterisk on Section 12.1(a) of the Seller Disclosure Letter.
     “Nonrepresented Employee” means any Property Employee who is not represented by a union.
     “NRS” means Nevada Revised Statutes, as amended through the date hereof.
     “Operating Agreements” means all service contracts, equipment leases, software license agreements, sign leases, Leases and other Contracts affecting the Property, other than Contracts that relate to the Excluded Assets.
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Entity or by any arbitrator.
     “Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day to day operations.

     “Outside Date” means May 19, 2005; provided, however, that such date shall be extended by the number of days that the Closing Date has been extended pursuant to Section 4.1 hereof.
     “Passenger/Delivery Vehicles” means those certain passenger or delivery vehicles and recreational vehicles identified in Section 12.1(d) of the Seller Disclosure Letter.
     “Permitted Encumbrances” means
          (i) Liens or Encumbrances for mechanics’ and materialmen’s Liens or Encumbrances not filed of record and charges assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings or for which Seller shall have provided bond or other security reasonably satisfactory to the Buyer;
          (ii) Liens or Encumbrances for Taxes not yet due and payable;
          (iii) Liens or Encumbrances in respect of judgments or awards with respect to which Seller shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which Seller shall have secured a stay of execution pending such appeal or such proceeding for review;
          (iv) general real estate and tangible personal property Taxes and assessments not yet due and payable;
          (v) special Taxes and assessments payable or becoming a Lien after the Closing Date;
          (vi) Liens and Encumbrances created or approved by Buyer;
          (vii) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets of Seller; provided that, such easements, leases, reservations, rights, defects or irregularities do not materially impair the use of such property or assets for the purposes for which they are held; further provided that such easements, leases, reservations, rights, defects or irregularities are not of such a nature that the Property is not financeable under customary terms and conditions; and further provided that all such easements, leases, reservations or other rights of others in or minor defects and irregularities in title as to the Land and Fixtures are shown as exceptions on the Title Commitment and/or Survey;
          (viii) zoning and subdivision ordinances;
          (ix) terms and conditions of licenses, permits and approvals for the Leased Property as are identified in the Title Commitment, and Laws of any Governmental Entity having jurisdiction over the Property;
          (x) the Lease Documents and any exceptions described therein and Assumed Contracts for any areas of the applicable Land or the applicable Property;

          (xi) any Liens or Encumbrances or privilege vested in any other lessor, or any licensor or permitter for rent or other obligations of Seller relative to any Assumed Contracts so long as the payment of such rent or the performance of such obligations is not delinquent;
          (xii) rights of tenants under operating leases whose occupancy may be terminated on thirty (30) days or less notice and rights of guests in possession or holding reservations for future use or occupancy of the applicable Property;
          (xiii) any Liens or Encumbrances identified in the UCC-11 Search, Title Commitment or (subject to Section 11.2(d) hereof) the Survey; and
          (xiv) any Assumed Liability.
     “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).
     “Personal Property” means, as it relates to the Property, all office, hotel, casino, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), subject to Section 7.11(b) hereof, gaming chips and tokens, including, without limitation, (a) slot machine tokens not currently in circulation, and (b) reserve chips, if any, not currently in circulation, Passenger/Delivery Vehicles, computer hardware, software, point of sale equipment, telephone numbers, two-way security radios and base station, maintenance equipment, tools, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages; linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage, and alcoholic beverage inventories owned by Seller and located at the Property on the Closing Date.
     “Pre-Closing Employee Liabilities” means all Liabilities arising out of or relating primarily to employment of any Property Employee prior to the Closing Date, including without limitation, any and all severance obligations or other Liabilities relating to the termination of any Retained Employees, except as otherwise set forth in Section 7.4(c) hereto.
     “Pre-Closing Tax Liabilities” means any Liability related primarily to (i) income Taxes of Seller and (ii) except as provided for in Sections 2.5(b)(i) and 7.9, all Liabilities for Taxes arising from and attributable to the ownership of the Purchased Assets prior to the Closing Date.
     “Property” means the hotel and casino located at the Land and the Fixtures at such Property.
     “Property Material Adverse Effect” means changes, events or effects that are materially adverse to the business, financial condition or results of operations of the Property and the business operated at the Property; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Property Material Adverse Effect and from any determination as to whether a Property Material Adverse Effect has occurred: (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally, (y) travel, hospitality or gaming industries in the markets or jurisdictions where the Property is located or (z) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement or developments with respect to the transactions contemplated by the Merger Agreement, and (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress.
     “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the environment, whether intentional or unintentional.
     “Represented Employee” means any Property Employee whose employment is subject to the Collective Bargaining Agreement.
     “SEC Reports” means any registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by Caesars under (i) the Securities Act or (ii) the Exchange Act.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Seller Customer List” means a copy (in either electronic or printed form as reasonably requested by Buyer) of that portion of the Customer Database that includes the names and certain key tendencies of customers listed in the Customer Database, who (i) have visited the Property during the 12 month period prior to the Closing (but not including such data for the ten day period prior to the Closing) and (ii) have not visited any other property owned or operated by Caesars or its Affiliates.
     “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
     “Survey” means that certain survey of the Land to be delivered to Buyer within sixty (60) days from the date hereof.
     “Survey Compliance Letter” means the letter which is annexed as Exhibit M to this Agreement.
     “System Mark” means service marks, trademarks, copyrights, trade names, patents, fictitious firm names, color arrangements, designs, logos and other registrations now or hereafter held or applied for in connection therewith.
     “Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax authority or other Governmental Entity, including, without limitation, income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes, and shall include any Liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract, or otherwise.
     “Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.
     “Title Commitment” means that certain Title Insurance Commitment which is annexed as Exhibit L to this Agreement.
     “Transfer Time” means 11:59:59 p.m., Las Vegas time, on the day prior to the Closing Date.
     “Transferred Employee Records” means records of Seller that relate to Transferred Employees, but only to the extent that such records may be transferred under applicable Law and to the extent that such records pertain to: (i) skill and development training, (ii) seniority histories, (iii) salary and benefit information, (iv) Occupational, Safety and Health Administration reports and records, and (v) active medical restriction forms (it being agreed and understood that with respect to the foregoing clause (v), such forms have been made available to Buyer, but nothing herein shall be deemed to require that Buyer accept any such forms).
     “Transferred Intellectual Property” means all Intellectual Property used exclusively in the operation of the Property (other than the Excluded Intellectual Property).
     “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and analogous state and local Law.
     “Working Capital” means the calculation, in accordance with the methodology set forth on the Detailed Balance Sheet, of the current assets of Seller (other than Excluded Assets) minus the current liabilities of Seller (other than Excluded Liabilities).
     “Working Capital Adjustment” means the amount (which may be a positive or negative number) that equals Closing Date Working Capital.
     “Yacht” means the Bow Wave, which is a 1966 Burger Flybridge Motoryacht, Official Vessel No. 506584, Hull No. 190C.
     (b) The following are defined elsewhere in this Agreement, as indicated below:

Cross Reference
Terms	in Agreement
Advisor	Section 6.3
Agreement	Preamble

Cross Reference
Terms	in Agreement
Assumed Liabilities	Section 1.4
Assumed Software	Section 5.18
Auditor	Section 2.3
Broker	Section 5.13
Buyer	Preamble
Buyer Disclosure Letter	ARTICLE VI
Buyer Indemnified Parties	Section 10.2(a)
Buyer Permits	Section 6.6(a)
Caesars	Recitals
Cap	Section 10.6(a)
Casualty Termination Event	Section 7.14(a)
Closing	Section 4.1
Closing Date	Section 4.1
Closing Date Working Capital	Section 2.5(a)
Collective Bargaining Agreement	Section 5.11
Condemnation Amount	Section 7.14(b)
Confidentiality Agreement	Section 7.5(a)
Consents	Section 4.2(o)
Contamination	Section 7.18
CS3	Section 7.8(d)
CS3 Assets	Section 7.8(d)
CS3 Liabilities	Section 7.8(d)
Damages	Section 10.2(a)
Deposit	Section 2.2(a)
Deposit Escrow Agreement	Section 2.2(a)
Determination Date	Section 2.5(c)
ERISA	Section 5.12(a)
Escrow Agent	Section 2.2(a)
Excluded Assets	Section 1.2
Excluded Liabilities	Section 1.3
Extended Scheduled Closing Date	Section 4.1
Extension	Section 7.4(g)
Final Working Capital Adjustment	Section 2.5(d)
Financial Information	Section 5.3
Governmental Approvals	Section 7.6(a)
Governmental Entity	Section 5.2(c)
Ground Lease	Recitals
Ground Lease Estoppel Certificate	Section 7.8(a)
HSR Act	Section 5.2(c)
Indemnified Party	Section 10.4
Indemnifying Party	Section 10.4
Initial Working Capital Adjustment	Section 2.4
Inventoried Vehicles	Section 7.11(f)
Inspection	Section 7.5(a)

Cross Reference
Terms	in Agreement
Landlord	Recitals
License Agreement	Section 4.2(m)
Lease Documents	Section 5.5(c)
Leased Property	Section 5.5(a)
Merger Agreement	Recitals
Monetary Encumbrances	Section 11.2(b)
NDEP	Section 7.18
Non-Assignable Asset	Section 1.6(a)
Notice	Section 10.4
Other Assets	Section 12.17
Other Property	Section 12.17
Phase I Environmental Assessment	Section 5.9(f)
Pre-Closing Working Capital	Section 2.4
Pre-Closing Working Capital Statement	Section 2.4
Property Employees	Section 5.12(a)
Purchase Price	Section 2.1
Purchase Price Allocation	Section 2.3
Purchased Assets	Section 1.1
Representatives	Section 7.3
Retained Employees	Section 7.4(a)
Scheduled Closing Date	Section 4.1
Seller	Preamble
Seller Benefit Plans	Section 5.12(a)
Seller Disclosure Letter	Article V
Seller Indemnified Parties	Section 10.2(b)
Seller Permits	Section 5.10
Survey	Section 11.2(a)
Survival Period	Section 10.1(b)
Third Party Claim	Section 10.5
Threshold	Section 10.6(a)
Transferred Customer Lists	Section 4.2(g)
Transferred Employees	Section 7.4(a)
UST Site	Section 7.18
Working Capital Statement	Section 2.5(a)
     Section 12.2 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
     (a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Nevada, applicable to contracts executed in and to be performed entirely within the State of Nevada, without regard to the conflicts of laws principles thereof.

     (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Nevada State court, or Federal court of the United States of America, sitting in Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Nevada State or Federal court, and (E) to the extent such party is not otherwise subject to service of process in the State of Nevada, as to Seller, appoints Corporation Service Company as such party’s agent in the State of Nevada and as to Buyer, appoints CT Corporation System as such party’s agent in the State of Nevada, for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 12.3 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.2(c).
     Section 12.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Buyer, to
Wimar Tahoe Corporation
c/o Columbia Sussex Corporation
207 Grandview Drive
Ft. Mitchell, Kentucky 41017
Attn: Joseph Yung
Fax: (859) 528-1190
with a copy to:
Columbia Sussex Corporation
207 Grandview Drive
Ft. Mitchell, Kentucky 41017
Attn: Vivian M. Raby, Chief Legal Counsel
Fax: (859) 528-1190
     (b) if to Seller, to
Desert Palace, Inc.
c/o Caesars Entertainment, Inc.
3930 Howard Hughes Parkway
Las Vegas, Nevada 89109
Attn: General Counsel
Fax: (702) 699-5110
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Martha E. McGarry
Fax: (212) 735-2000
     Section 12.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement are incorporated herein by reference. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. Each of Buyer and Seller will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

     Section 12.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 12.6 Entire Agreement; No Third Party Beneficiaries. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in full force and effect after the Closing. Each party hereto agrees that, except for the representations and warranties contained in this Agreement and the respective Disclosure Letters, neither Seller nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective representatives of any documentation or other information with respect to any one or more of the foregoing.
     Section 12.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     Section 12.8 Assignment. With the exception of an assignment by Buyer to one of its Affiliates, written notice of which shall be given to Seller, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, without limitation, by merger or consolidation) or otherwise without the prior written consent of the other party, provided, however, that any assignment by Buyer to one of its Affiliates shall not be valid under this Agreement unless (a) such Affiliate assumes all of Buyer’s agreements and obligations hereunder, (b) no such assignment shall relieve Buyer from any of its agreements and obligations hereunder, and (c) no such assignment in any way (x) shall adversely effect the ability to receive, or delay the receipt of, the Gaming Approvals or antitrust approvals contemplated by this Agreement or (y) shall adversely affect or delay the Closing of the transactions contemplated by this Agreement. Any assignment in violation of this Section 12.8 shall be void.
     Section 12.9 Parties of Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     Section 12.10 Counterparts. This Agreement may be executed by facsimile and/or in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     Section 12.11 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     Section 12.12 Amendment. This Agreement may be amended by Buyer and Seller. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Buyer and Seller.
     Section 12.13 Extension; Waiver. At any time prior to the Closing, Buyer and Seller by action taken or authorized by their respective boards of directors may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained here. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.
     Section 12.14 Time of Essence. Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions herein.
     Section 12.15 Disclosure Letters. The Seller Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, qualify other paragraphs in this Agreement. The Buyer Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, qualify other paragraphs in this Agreement.
     Section 12.16 Assignment Fee. Seller shall be solely responsible for any assignment fee incurred pursuant to Article XV of the Ground Lease.
     Section 12.17 Other Assets; Other Property. Buyer agrees and acknowledges that in addition to owning the Purchased Assets and operating the Property, Seller operates the Caesars Palace in Las Vegas, Nevada (the “Other Property”) and owns certain other assets that are not located at the Property (collectively, the “Other Assets”). Notwithstanding anything to the contrary contained in this Agreement, the parties hereto agree that: (i) Seller is not making any representations or warranties with respect to the Other Property or the Other Assets; (ii) Seller is not assigning or transferring any assets or properties related to the Other Assets or the Other Property; and (iii) neither Seller nor Buyer is assuming or incurring any obligations under this Agreement with respect to the Other Property and Other Assets, nor are the Other Assets or the Other Property subject to any restrictions by virtue of the Agreement.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

DESERT PALACE, INC.

By:	/s/ [ILLEGIBLE]

Name:

Its:

WIMAR TAHOE CORPORATION

By:	/s/ [ILLEGIBLE]

Name:

Its:

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT